SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2006

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS
ENDED JUNE 30, 2006 AND 2005
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
We have reviewed the accompanying non-consolidated balance sheet of SK Telecom Co., Ltd. (the “Company”) as of June 30, 2006 and the related non-consolidated statements of income and cash flows for the three months and six months ended June 30, 2006 and 2005, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2005, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein); and in our report dated February 3, 2006, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2005, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2(a). Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.
Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.
July 28, 2006
/s/ Deloitte Anjin LLC
Seoul, Republic of Korea
Notice to Readers
This report is effective as of July 28, 2006, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the accountants’ review report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

					Translation into U.S.dollars
	Korean won				(Note 2)
	June 30,		December 31,		June 30,	December 31,
	2006		2005		2006	2005
	(In millions)				(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Notes 2 and 11)	~~W~~	621,127	~~W~~	151,766	$654,852	$160,006
Short-term financial instruments (Note 18)		183,765		73,062	193,743	77,029
Trading securities (Notes 2 and 3)		923,333		745,360	973,467	785,830
Current portion of long-term investment securities (Notes 2 and 3)		64		—	67	—
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~ 89,113 million as of June 30, 2006 and ~~W~~121,319 million as of December 31, 2005 (Notes 2, 11 and 20)		1,519,312		1,607,596	1,601,805	1,694,882
Short-term loans, net of allowance for doubtful accounts of ~~W~~9,144 million as of June 30, 2006 and ~~W~~648 million as of December 31, 2005 (Notes 2, 5 and 20)		55,244		64,150	58,244	67,633
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~18,192 million as of June 30, 2006 and ~~W~~14,246 million as of December 31, 2005 (Notes 2, 11 and 20)		1,306,972		1,333,238	1,377,936	1,405,628
Inventories (Note 2)		7,467		5,986	7,872	6,311
Prepaid expenses		122,262		101,274	128,900	106,773
Current deferred income tax assets, net (Notes 2 and 16)		63,664		61,152	67,121	64,472
Advanced payments and other		19,510		28,901	20,569	30,471

Total Current Assets		4,822,720		4,172,485	5,084,576	4,399,035

NON-CURRENT ASSETS:
Property and equipment, net (Notes 2, 6, 10, 19 and 20)		4,428,435		4,595,883	4,668,882	4,845,422
Intangible assets, net (Notes 2, 7 and 23)		3,237,970		3,386,547	3,413,780	3,570,424
Long-term investment securities (Notes 2 and 3)		1,038,513		1,203,333	1,094,900	1,268,669
Equity securities accounted for using the equity method (Notes 2 and 4)		1,218,239		925,904	1,284,385	976,177
Long-term loans, net of allowance for doubtful accounts of ~~W~~23,703 million as of June 30, 2006 and ~~W~~23,737 million as of December 31, 2005 (Notes 2, 5 and 20)		10,845		14,204	11,434	14,975
Guarantee deposits, net of allowance for doubtful accounts of ~~`W~~311 million as of June 30, 2006 and December 31, 2005 (Notes 2, 11 and 20)		119,279		122,846	125,755	129,516
Long-term deposits and other (Note 18)		117,400		100,474	123,775	105,931

Total Non-current Assets		10,170,681		10,349,191	10,722,911	10,911,114

TOTAL ASSETS	~~W~~	14,993,401	~~W~~	14,521,676	$15,807,487	$15,310,149

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

					Translation into U.S. dollars
	Korean won				(Note 2)
	June 30,		December 31,		June 30,	December 31,
	2006		2005		2006	2005
	(In millions)				(In thousands)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable (Notes 11 and 20)	~~W~~	915,079	~~W~~	971,558	$964,764	$1,024,310
Income tax payable (Note 16)		325,045		366,579	342,694	386,483
Accrued expenses (Notes 2 and 21)		456,085		362,178	480,849	381,843
Dividend payable		360		298	380	314
Withholdings		294,419		205,060	310,405	216,194
Current portion of long-term debt, net (Notes 2, 8 and 10)		898,530		809,490	947,317	853,442
Current portion of subscription deposits (Note 9)		15,455		14,875	16,294	15,683
Advanced receipts and other		20,091		17,230	21,181	18,165

Total Current Liabilities		2,925,064		2,747,268	3,083,884	2,896,434

LONG-TERM LIABILITIES:
Bonds payable, net (Notes 2 and 8)		2,292,738		2,314,208	2,417,225	2,439,861
Long-term borrowings (Note 8)		200,000		—	210,859	—
Subscription deposits (Note 9)		22,359		23,770	23,573	25,061
Long-term payables — other, net of present value discount of ~~W~~49,051 million as of June 30, 2006 and ~~W~~58,413 million as of December 31, 2005 (Note 2)		510,949		591,587	538,692	623,708
Obligations under capital lease (Notes 2 and 10)		5,061		10,204	5,336	10,758
Accrued severance indemnities, net (Note 2)		18,556		64,029	19,564	67,506
Non-current deferred income tax liabilities, net (Notes 2 and 16)		402,916		409,715	424,793	431,961
Long-term currency swap (Notes 2 and 22)		115,249		73,450	121,507	77,438
Long-term interest rate swap (Notes 2 and 22)		802		—	845	—
Guarantee deposits received and other (Note 20)		28,880		29,565	30,448	31,170

Total Long-term Liabilities		3,597,510		3,516,528	3,792,842	3,707,463

Total Liabilities		6,522,574		6,263,796	6,876,726	6,603,897

STOCKHOLDERS’ EQUITY :
Capital stock (Notes 1 and 12)		44,639		44,639	47,063	47,063
Capital surplus (Notes 2, 12 and 16)		2,963,880		2,966,198	3,124,808	3,127,251
Retained earnings (Note 13):
Appropriated		6,679,235		5,470,701	7,041,892	5,767,740
Before appropriations		712,210		1,799,160	750,880	1,896,848
Capital adjustments:
Treasury stock (Note 14)		(2,023,624)		(2,047,105)	(2,133,499)	(2,158,255)
Unrealized gains (losses) on valuation of long-term investment securities, net (Notes 2, 3 and 16)		54,223		(42,134)	57,167	(44,422)
Equity in capital adjustments of affiliates, net (Notes 2, 4 and 16)		64,105		77,119	67,586	81,306
Loss on valuation of currency swap, net (Notes 2, 16 and 22)		(26,505)		(14,178)	(27,944)	(14,948)
Loss on valuation of interest rate swap, net (Notes 2, 16 and 22)		(582)		—	(614)	—
Stock options (Notes 2,15 and 20)		3,246		3,480	3,422	3,669

Total Stockholders’ Equity		8,470,827		8,257,880	8,930,761	8,706,252

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	14,993,401	~~W~~	14,521,676	$15,807,487	$15,310,149

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	Korean won								Translation into U.S, dollars (Note 2)
	2006				2005				2006		2005
	Three months		Six months		Three months		Six months		Three months	Six months	Three months	Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30	ended June 30	ended June 30	ended June 30
			(In millions except for per share data)							(In thousands except for per share data)
OPERATING REVENUE (Notes 2 and 20)	~~W~~	2,638,332	~~W~~	5,178,646	~~W~~	2,527,150	~~W~~	4,939,086	$2,781,584	$5,459,827	$2,664,365	$5,207,260

OPERATING EXPENSES (Notes 2 and 20)
Labor cost (Note 20)		(60,908)		(219,830)		(61,887)		(197,572)	(64,215)	(231,766)	(65,247)	(208,299)
Commissions paid		(875,244)		(1,591,529)		(715,927)		(1,429,763)	(922,766)	(1,677,943)	(754,799)	(1,507,394)
Depreciation and amortization (Notes 2, 6, 7 and 10)		(344,596)		(673,524)		(359,805)		(701,053)	(363,306)	(710,094)	(379,341)	(739,118)
Network interconnection		(268,891)		(504,338)		(240,446)		(458,353)	(283,491)	(531,722)	(253,501)	(483,240)
Leased line		(98,868)		(197,611)		(95,190)		(192,057)	(104,236)	(208,341)	(100,358)	(202,485)
Advertising		(80,176)		(137,662)		(66,033)		(122,353)	(84,529)	(145,137)	(69,618)	(128,996)
Research and development (Note 2)		(48,925)		(101,755)		(46,480)		(97,464)	(51,581)	(107,280)	(49,004)	(102,756)
Rent		(46,052)		(93,640)		(43,347)		(87,083)	(48,552)	(98,724)	(45,701)	(91,811)
Frequency usage		(39,910)		(78,310)		(38,814)		(77,733)	(42,077)	(82,562)	(40,921)	(81,954)
Repair		(35,508)		(62,941)		(28,286)		(46,504)	(37,436)	(66,358)	(29,822)	(49,029)
Cost of goods sold		(7,987)		(12,620)		(2,433)		(4,355)	(8,421)	(13,305)	(2,565)	(4,591)
Other		(111,978)		(217,496)		(115,112)		(196,944)	(118,060)	(229,305)	(121,363)	(207,638)

Sub-total		(2,019,043)		(3,891,256)		(1,813,760)		(3,611,234)	(2,128,670)	(4,102,537)	(1,912,240)	(3,807,311)

OPERATING INCOME		619,289		1,287,390		713,390		1,327,852	652,914	1,357,290	752,125	1,399,949

OTHER INCOME:
Interest income (Note 3)		17,263		36,358		11,969		23,309	18,200	38,332	12,619	24,575
Dividends		369		15,376		227		16,430	389	16,211	239	17,322
Commissions (Note 20)		7,379		17,959		8,998		16,074	7,780	18,934	9,487	16,947
Equity in earnings of affiliates (Notes 2 and 4)		16,999		33,416		11,720		18,167	17,922	35,230	12,356	19,153
Foreign exchange and translation gains (Note 2)		1,375		2,044		246		613	1,450	2,155	259	646
Reversal of allowance for doubtful accounts		202		34		680		892	213	36	717	940
Gain on disposal of investment assets		690		2,469		—		957	727	2,603	—	1,009
Gain on disposal of property and equipment		532		754		515		604	561	795	543	637
Gain on transactions and valuation of currency swap (Notes 2 and 22)		—		—		3,040		2,645	—	—	3,205	2,789
Other		7,609		22,244		6,789		19,652	8,022	23,452	7,158	20,719

		52,418		130,654		44,184		99,343	55,264	137,748	46,583	104,737

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	Korean won								Translation into U.S, dollars (Note 2)
	2006				2005				2006		2005
	Three months		Six months		Three months		Six months		Three months	Six months	Three months	Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30	ended June 30	ended June 30	ended June 30
			(In millions except for per share data)						(In thousands except for per share data)
OTHER EXPENSES:
Interest and discounts		(59,007)		(116,790)		(65,623)		(131,932)	(62,211)	(123,131)	(69,186)	(139,095)
Donations		(4,836)		(21,519)		(1,854)		(17,718)	(5,099)	(22,687)	(1,955)	(18,680)
Foreign exchange and translation losses (Note 2)		(560)		(1,440)		(161)		(814)	(590)	(1,518)	(170)	(858)
Loss on transactions and valuation of currency swap (Notes 2 and 22)		(3,828)		(9,125)		—		—	(4,036)	(9,620)	—	—
Equity in losses of affiliates (Notes 2 and 4)		(32,089)		(56,292)		(17,554)		(37,198)	(33,831)	(59,348)	(18,507)	(39,218)
Loss on disposal of investment assets		(1,917)		(2,705)		(15)		(62)	(2,021)	(2,852)	(16)	(65)
Loss on disposal of property, equipment and intangible assets		(12,807)		(13,634)		(1,594)		(3,484)	(13,502)	(14,374)	(1,681)	(3,673)
Special severance indemnities (Note 2)		(3,426)		(144,021)		—		—	(3,612)	(151,841)	—	—
Other		(26,853)		(47,816)		(20,078)		(38,087)	(28,311)	(50,414)	(21,168)	(40,156)

Sub-total		(145,323)		(413,342)		(106,879)		(229,295)	(153,213)	(435,785)	(112,683)	(241,745)

ORDINARY INCOME		526,384		1,004,702		650,695		1,197,900	554,965	1,059,253	686,025	1,262,941

INCOME BEFORE INCOME TAX		526,384		1,004,702		650,695		1,197,900	554,965	1,059,253	686,025	1,262,941

PROVISION FOR INCOME TAX (Notes 2 and 16)		(153,046)		(294,204)		(183,585)		(362,372)	(161,356)	(310,178)	(193,553)	(382,047)

NET INCOME	~~W~~	373,338	~~W~~	710,498	~~W~~	467,110	~~W~~	835,528	$393,609	$749,075	$492,472	$880,894

NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 17)	~~W~~	5,068	~~W~~	9,648	~~W~~	6,345	~~W~~	11,350	$5,343	$10,172	$6,690	$11,966

DILUTED NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 17)	~~W~~	4,996	~~W~~	9,511	~~W~~	6,243	~~W~~	11,175	$5,267	$10,027	$6,582	$11,782

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	Korean won								Translation into U.S, dollars (Note 2)
	2006				2005				2006		2005
	Three months		Six months		Three months		Six months		Three months	Six months	Three months	Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30	ended June 30	ended June 30	ended June 30
	(in millions)				(in millions)				(in thousands)		(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	373,338	~~W~~	710,498	~~W~~	467,110	~~W~~	835,528	$393,609	$749,075	$492,472	$880,894

Expenses not involving cash payments:
Provision for severance indemnities		6,870		26,844		7,528		18,574	7,243	28,302	7,937	19,582
Depreciation and amortization		378,068		739,214		389,946		759,528	398,596	779,351	411,119	800,768
Allowance for doubtful accounts		9,323		29,616		20,293		35,339	9,829	31,224	21,395	37,258
Foreign translation loss		75		525		—		153	79	554	—	161
Loss on transactions and valuation of currency swap		3,828		9,125		—		—	4,036	9,620	—	—
Equity in losses of affiliates		32,089		56,292		17,554		37,198	33,831	59,348	18,507	39,218
Loss on disposal of investment assets		1,917		2,705		15		62	2,021	2,852	16	65
Loss on disposal of property, equipment and intangible assets		12,807		13,634		1,594		3,484	13,502	14,374	1,681	3,673
Amortization of discounts on bonds and other		12,369		24,430		12,519		24,967	13,041	25,756	13,197	26,323

Sub-total		457,346		902,385		449,449		879,305	482,178	951,381	473,852	927,048

Income not involving cash receipts:
Foreign translation gain		(98)		(219)		(36)		(93)	(103)	(231)	(38)	(98)
Reversal of allowance for doubtful accounts		(202)		(34)		(680)		(892)	(213)	(36)	(717)	(940)
Equity in earnings of affiliates		(16,999)		(33,416)		(11,720)		(18,167)	(17,922)	(35,230)	(12,356)	(19,153)
Gain on disposal of investment assets		(690)		(2,469)		—		(957)	(727)	(2,603)	—	(1,009)
Gain on disposal of property and equipment		(532)		(754)		(515)		(604)	(561)	(795)	(543)	(637)
Gain on transactions and valuation of currency swap		—		—		(3,040)		(2,645)	—	—	(3,205)	(2,789)
Other		(686)		(1,533)		—		—	(724)	(1,616)	—	—

Sub-total		(19,207)		(38,425)		(15,991)		(23,358)	(20,250)	(40,511)	(16,859)	(24,626)

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	Korean won				Translation into U.S, dollars (Note 2)
	2006		2005		2006		2005
	Three months	Six months	Three months	Six months	Three months	Six months	Three months	Six months
	ended June 30	ended June 30	ended June 30	ended June 30	ended June 30	ended June 30	ended June 30	ended June 30
	(in millions)		(in millions)		(in thousands)		(in thousands)
Changes in assets and liabilities related to operating activities:
Accounts receivable — trade	11,803	70,904	(61,614)	(52,694)	12,444	74,754	(64,959)	(55,555)
Accounts receivable — other	(109,134)	22,090	4,248	39,967	(115,060)	23,289	4,479	42,137
Inventories	(3,009)	(1,481)	(876)	(518)	(3,172)	(1,561)	(924)	(546)
Prepaid expenses	(5,874)	28,971	6,859	2,644	(6,193)	30,544	7,231	2,788
Advanced payments and other	1,842	9,388	(2,685)	(22,968)	1,942	9,898	(2,831)	(24,215)
Accounts payable	69,192	(56,348)	27,971	(416,209)	72,949	(59,407)	29,490	(438,808)
Income tax payable	(60,283)	(45,957)	19,662	63,434	(63,556)	(48,452)	20,730	66,878
Accrued expenses	87,045	93,907	72,935	56,631	91,771	99,006	76,895	59,706
Withholdings	(22,113)	89,358	(5,671)	60,242	(23,314)	94,210	(5,979)	63,513
Current portion of subscription deposits	275	579	373	831	290	610	393	876
Advanced receipts and other	650	2,945	16,897	11,247	685	3,105	17,814	11,858
Deferred income taxes	(2,741)	(35,609)	3,415	20,374	(2,890)	(37,542)	3,600	21,480
Severance indemnity payments	(8,774)	(257,120)	(10,606)	(14,535)	(9,250)	(271,081)	(11,182)	(15,324)
Deposits for group severance indemnities and other deposits	5,378	183,645	4,919	7,616	5,670	193,616	5,186	8,030
Dividends received from affiliate	328	1,318	—	600	346	1,390	—	633

Sub-total	(35,415)	106,590	75,827	(243,338)	(37,338)	112,379	79,943	(256,549)

Net Cash Provided by Operating Activities	776,062	1,681,048	976,395	1,448,137	818,199	1,772,324	1,029,408	1,526,767

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	Korean won								Translation into U.S, dollars (Note 2)
	2006				2005				2006		2005
	Three months		Six months		Three months		Six months		Three months	Six months	Three months	Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30	ended June 30	ended June 30	ended June 30
	(in millions)				(in millions)				(in thousands)		(in thousands)
CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities :
Withdrawal of short-term financial instruments	~~W~~	—	~~W~~	—	~~W~~	72,199	~~W~~	—	$—	$—	$76,119	$—
Disposal of trading securities		294		—		125,025		—	310	—	131,813	—
Decrease in current portion of long-term investment securities		—		—		—		3,600	—	—	—	3,795
Collection of short-term loans		19,066		58,708		16,489		31,486	20,101	61,896	17,384	33,196
Proceeds from sales of long-term investment securities		108,519		113,745		28		1,714	114,411	119,921	30	1,807
Proceeds from sales of equity securities accounted for using the equity method		5,079		5,079		—		—	5,355	5,355	—	—
Decrease in guarantee deposits		5,721		20,299		2,971		117,827	6,032	21,401	3,132	124,225
Decrease in other non-current assets		2,175		8,775		6,168		16,214	2,293	9,251	6,503	17,094
Proceeds from disposal of property and equipment		982		1,814		17,988		18,460	1,035	1,912	18,965	19,462
Proceeds from disposal of intangible assets		52		56		52		53	55	59	55	56

Sub-total		141,888		208,476		240,920		189,354	149,592	219,795	254,001	199,635

Cash outflows from investing activities :
Acquisition of short-term financial instruments		(172,302)		(110,703)		—		(17,603)	(181,657)	(116,714)	—	(18,559)
Acquisition of trading securities		—		(177,973)		—		(24,946)	—	(187,636)	—	(26,300)
Extension of short-term loans		(13,493)		(51,920)		(17,057)		(43,964)	(14,226)	(54,739)	(17,983)	(46,351)
Acquisition of long-term investment securities		(294)		(3,050)		(12,376)		(12,615)	(310)	(3,216)	(13,048)	(13,300)
Acquisition of equity securities accounted for using the equity method		—		(145,888)		(9,266)		(107,144)	—	(153,809)	(9,769)	(112,962)
Extension of long-term loans		(1,805)		(2,985)		(1,376)		(1,545)	(1,903)	(3,147)	(1,451)	(1,629)
Increase in guarantee deposits and other non-current assets		(23,937)		(92,339)		(21,210)		(41,232)	(25,237)	(97,353)	(22,362)	(43,471)
Acquisition of property and equipment		(345,026)		(431,132)		(271,976)		(365,267)	(363,760)	(454,541)	(286,743)	(385,100)
Acquisition of intangible assets		(4,077)		(5,650)		(4,475)		(124,020)	(4,298)	(5,957)	(4,718)	(130,754)

Sub-total		(560,934)		(1,021,640)		(337,736)		(738,336)	(591,391)	(1,077,112)	(356,074)	(778,426)

Net Cash Used in Investing Activities		(419,046)		(813,164)		(96,816)		(548,982)	(441,799)	(857,317)	(102,073)	(578,791)

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	Korean won								Translation into U.S, dollars (Note 2)
	2006				2005				2006		2005
	Three months		Six months		Three months		Six months		Three months	Six months	Three months	Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30	ended June 30	ended June 30	ended June 30
	(in millions)				(in millions)				(in thousands)		(in thousands)
CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities :
Issuance of bonds	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	193,683	$—	$—	$—	$204,199
Proceeds from short-term borrowings		—		—		300,000		100,000	—	—	316,289	105,430
Proceeds from long-term borrowings		200,000		200,000		—		—	210,859	210,859	—	—
Increase in guarantee deposits received and other		570		1,175		6,961		20,550	601	1,239	7,339	21,666

Sub-total		200,570		201,175		306,961		314,233	211,460	212,098	323,628	331,295

Cash outflows from financing activities :
Repayment of current portion of long-term debt		(3,350)		(7,489)		(500,000)		(500,000)	(3,532)	(7,896)	(527,148)	(527,148)
Payment of dividends		—		(588,936)		(684,518)		(684,529)	—	(620,913)	(721,685)	(721,696)
Decrease in subscription deposits		(687)		(1,411)		(4,371)		(5,738)	(724)	(1,488)	(4,608)	(6,050)
Decrease in guarantee deposits and other		(837)		(1,862)		(6,468)		(16,577)	(882)	(1,962)	(6,819)	(17,477)

Sub-total		(4,874)		(599,698)		(1,195,357)		(1,206,844)	(5,138)	(632,259)	(1,260,260)	(1,272,371)

Net Provided by (Cash Used) in Financing Activities		195,696		(398,523)		(888,396)		(892,611)	206,322	(420,161)	(936,632)	(941,076)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		552,712		469,361		(8,817)		6,544	582,722	494,846	(9,297)	6,900

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		68,415		151,766		128,327		112,966	72,130	160,006	135,295	119,100

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	621,127	~~W~~	621,127	~~W~~	119,510	~~W~~	119,510	$654,852	$654,852	$125,998	$126,000

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005
1.	GENERAL

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of the Republic of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company mainly provides wireless telecommunications in the Republic of Korea and recently acquired foreign wireless telecommunications operations in Vietnam, Mongolia and the United States of America. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”) and the New York and London Stock Exchanges, respectively. As of June 30, 2006, the Company’s total issued shares are held by the following:

		Percentage of
	Number of shares	total shares issued (%)
SK Group	18,748,522	22.79
POSCO Corp.	2,341,569	2.84
Institutional investors and other minority shareholders	52,623,566	63.96
Treasury stock	8,563,054	10.41

	82,276,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea, using the same accounting policies which were adopted in preparing the annual financial statements. Significant accounting policies followed in preparing the accompanying financial statements are summarized as follows:
a.	Basis of Presentation

The accompanying statutory financial statements have been prepared in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The official accounting records of the Company are maintained and expressed in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of ~~W~~ 948.50 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the six months ended June 30, 2006. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

b.	Adoptions of New Statements of Korea Accounting Standards (“SKAS”)

On January 1, 2006, the Company adopted SKAS No. 18 through No. 20, which are effective from the fiscal year beginning after December 31, 2005. Such adoption of SKASs did not have an effect on the non-consolidated financial position of the Company as of June 30, 2006 or the non-consolidated ordinary income and net income of the Company for the three months and six months ended June 30, 2006.

c.	Cash Equivalents

Cash equivalents are highly liquid investments and short term financial instruments, which are readily convertible without significant transaction cost, do not have significant risk of changes in interest rates, and with original maturities of three months or less.

d.	Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

e.	Inventories

Inventories, which consist mainly of replacement units for wireless telecommunication facilities and supplies for sales promotion, are stated at the lower of cost or market value, with cost determined using the moving average method. The Company maintains perpetual inventory systems, which are adjusted to physical inventory counts performed at fiscal year end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. There was no such loss for the three months and six months ended June 30, 2006 and 2005.

f.	Securities (Excluding securities accounted for using the equity method of accounting)

Debt and equity securities are initially recorded at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature .

Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the unrealized gains or losses are reflected in net income when the securities are sold or if impairment is other than temporary. Equity securities are stated at acquisition cost if fair value cannot be reliably measured. If the declines in the fair value of individual available-for-sale securities below their acquisition or amortized cost are other than temporary and there is objective evidence of impairment, write-downs of the individual securities are recorded to reduce the carrying value to their fair value. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Held-to-maturity securities are presented at acquisition cost after premiums or discounts are amortized or accreted, respectively. The Company recognizes write-downs resulting from other-than-temporary declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current asset section of the balance sheet if their maturities are within one year; otherwise such securities are recorded in the non-current section of the balance sheet.

g.	Equity Securities Accounted for Using the Equity Method

Investment securities of affiliated companies, in which the Company has the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of stockholders’ equity of the investee. Differences between the purchase cost and the acquisition date net asset fair value of the investee are amortized over 5 to 20 years using the straight-line method. When applying the equity method of accounting, unrealized inter-company gains and losses are eliminated (See Note 4). In addition, the Company provides for additional losses for those investments accounted for using the equity method that are reduced to zero to the extent that the Company has other investment assets related to the equity method investees.

When the Company’s share of equity interest in the equity method investees increases as a result of capital transactions of the investees with (or without) consideration, the increase in the Company’s proportionate shares in the investees are treated as goodwill or negative goodwill and when the Company’s share of equity interest in the equity method investees decreases as a result of capital transactions of the investees with (or without) consideration, the decrease in the Company’s proportionate shares in the investees are accounted for as gain or loss on disposal. However, if equity method investees are subsidiaries, such differences in the Company’s proportionate shares in the investees are accounted for as capital adjustments of affiliates in the Company’s shareholders’ equity.

In translating the foreign currency forward statements of the Company’s investees operating overseas, the Company applies (a) the foreign exchange rate at the balance sheet date to the investee’s balance sheet items (except historical rates applied for shareholders’ equity), and (b) the average foreign exchange rate for the current period for income statements items. After translating the balance sheet and income statements items as noted above, the Company’s portion of the amount after deducting the translated total liabilities from translated total assets and equity is recorded as capital adjustment of affiliates in the Company’s shareholders’ equity.

h.	Property and Equipment

Property and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (4~30 years) of the related assets (See Note 6).

Interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.

i.	Intangible Assets

Intangible assets are recorded at cost, less amortization computed using the straight-line method over 5 to 20 years. The amortization for the six months ended June 30, 2006 and 2005 were ~~W~~ 171,260 million and ~~W~~163,574 million, respectively, and for the three months ended June 30, 2006 and 2005 were ~~W~~86,768 million and ~~W~~82,520 million, respectively.

With its application for a license to provide IMT 2000 service, the Company has a commitment to pay ~~W~~1,300,000 million to the Ministry of Information Communication (“MIC”). ~~W~~650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (4.13% as of June 30, 2006). The future payment obligations are ~~W~~90,000 million (related present value discount: ~~W~~1,855 million) in 2007, ~~W~~110,000 million in 2008, ~~W~~130,000 million in 2009, ~~W~~150,000 million in 2010 and ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT 2000 license from MIC, and recorded the total license cost as an intangible asset. As a result of the merger with SK IMT Co., Ltd., the Company acquired such IMT license of ~~W~~1,259,253 million and assumed the related long-term payable with a principal amount of ~~W~~650,000 million on May 1, 2003 (the date of merger). Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016. As of June 30, 2006, the present value discount related to the current portion and long-term portion of payments to be made to MIC totaled ~~W~~1,855 million and ~~W~~ 49,051 million, respectively.

j.	Convertible Bonds

The proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; and the portion allocable to the conversion rights is accounted for as capital surplus with a corresponding conversion right adjustment deducted from the related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issue date.

k.	Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

l.	Valuation of Long-term Payables

Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts, which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

m.	Provisions, Contingent Liabilities and Contingent Assets

The Company recognizes a provision when i) it has a present obligation as a result of a past event, ii) it is probable that a disbursement of economic resources will be required to settle the obligation, and iii) a reliable estimate can be made of the amount of the obligation (See Note 21).

The Company does not recognize the following contingent obligations as liabilities:
-	Possible obligations related to past events, for which the existence of a liability can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

-	Present obligations arising out of past events or transactions, for which i) a disbursement of economic resources to fulfill such obligations is not probable or ii) a disbursement of economic resources is probable, but the related amount cannot be reasonably estimated.
In addition, the Company does not recognize potential assets related to past events or transactions, for which the existence of an asset or future benefit can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

n.	Accrued Severance Indemnities

In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance indemnities upon termination of their employment based on length of service and rate of pay. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

The Company has deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such deposits with outside insurance companies, where the beneficiaries are the Company’s employees, totaling ~~W~~ 3,458 million and ~~W~~ 187,103 million as of June 30, 2006 and December 31, 2005, respectively, are deducted from accrued severance indemnities.

In accordance with the Korean National Pension Fund Law, the Company transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ~~W~~ 55 million and ~~W~~ 5,172 million as of June 30, 2006 and December 31, 2005, respectively, are deducted from accrued severance indemnities.

Actual payment of severance indemnities amounted to ~~W~~ 257,120 million and ~~W~~ 14,535 million for the six months ended June 30, 2006 and 2005, respectively, and ~~W~~ 8,774 million and ~~W~~ 10,606 million for the three months ended June 30, 2006 and 2005, respectively.

Effective March 31, 2006, the Company changed its policy for the severance indemnities applicable to those employees who joined the Company before or on December 31, 2002 from cumulative method, where employees are entitled to get paid more than one month of salary each year depending on the length of service, to simple multiplier method, where employees are paid one month of salary each year regardless of their service period in accordance with the resolution of the Company’s joint labor-management conference held on March 16, 2006. As a result of such policy change, the Company has decided to distribute early settlements to those eligible employees on their accumulated severance indemnities as of March 31, 2006 on a mandatory basis. In addition, the Company paid the additional bonuses of ~~W~~ 125,890 million for those employees who received the mandatory distribution for their early settlement as compensation for those employees. The Company recorded such compensation costs as special severance indemnities in other expenses for the six months ended June 30, 2006. In addition, the Company executed the early retirement program and the related special bonus of ~~W~~ 18,131 million were paid to eligible employees. Such costs are recorded as other expenses for the six months ended June 30, 2006.

o.	Accounting for Employee Stock Option Compensation Plan

The Company adopted the fair value based method of accounting for its employee stock option compensation plan (See Note 15). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options granted before December 31, 2003, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate. In addition, recognized compensation costs related to stock options expired due to such stock options not being exercised within the exercisable period are transferred to other capital surplus from capital adjustments (See Note 12).

p.	Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.

Assets and liabilities related to capital leases are recorded as property and equipment and obligations under capital leases, respectively, and the related interest is calculated using the effective interest rate method and charged to other expenses. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred (See Note 10).

q.	Research and Development Costs

The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of ~~W~~ 101,755 million and ~~W~~ 97,464 million for the six months ended June 30, 2006 and 2005, respectively, and ~~W~~ 48,925 million and ~~W~~ 46,480 million for the three months ended June 30, 2006 and 2005, respectively. In addition, external research and development costs were ~~W~~ 33,348 million and ~~W~~ 34,263 million for the six months ended June 30, 2006 and 2005, respectively, and ~~W~~ 16,306 million and ~~W~~ 17,096 million for the three months ended June 30, 2006 and 2005, respectively.

r.	Accounting for Foreign Currency Transactions and Translation

Transactions denominated in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet date, which were ~~W~~ 960.30 and ~~W~~ 1,013.00 to US$1.00 at June 30, 2006 and December 31, 2005, respectively. The resulting gains or losses arising from the translation or settlement of such assets and liabilities are included in current operations.

s.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portions of the gains or losses on the hedging instruments are recorded as a separate component of stockholders’ equity and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses are credited/charged immediately to operations.

t.	Revenue Recognitions

Operating revenue is recognized when cellular telephone communication services are provided.

u.	Income Tax

Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets and liabilities.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits. Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Effective January 1, 2005, deferred income tax assets and liabilities, which were presented on the balance sheet as a single non-current net amount through 2004, are classified into current and non-current based on the classification of related assets or liabilities for financial reporting purposes (See Note 16).

v.	Reclassifications

Certain reclassifications have been made in prior period’s financial statements to conform to classifications used in the current period. Such reclassifications did not have an effect on the previously reported financial position as of December 31, 2005 and ordinary income and net income for the three months and six months ended June 30, 2005.

3. INVESTMENT SECURITIES
     a. Trading Securities
          Trading securities as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

							December 31, 2005
	June 30, 2006						Fair value and
	Acquisition cost		Fair value		Carrying amount		carrying amount
Beneficiary certificates	~~W~~	923,333	~~W~~	923,333	~~W~~	923,333	~~W~~	745,360

b. Long-term Investment Securities
Long-term investment securities as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

	June 30, 2006		December 31, 2005
Available-for-sale equity securities	~~W~~	847,973	~~W~~	907,069
Available-for-sale debt securities		190,604		296,264

Total		1,038,577		1,203,333
Less: current portion		(64)		—

Long-term portion	~~W~~	1,038,513	~~W~~	1,203,333

b-(1). Available-for-sale Equity Securities
Available-for-sale equity securities as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

	Number of	Percentage	Acquisition
	shares at	(%) at	cost at		Fair value at		Carrying amount
	June 30,	June 30,	June 30,		June 30,		June 30,		December 31,
	2006	2006	2006		2006		2006		2005
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781	~~W~~	3,816	~~W~~	3,816	~~W~~	5,796
hanarotelecom incorporated.	11,045,000	4.8		121,677		61,079		61,079		56,440
KRTnet Corporation
(Formerly Korea Radio Wave Basestation Management)	234,150	4.4		1,171		2,353		2,353		2,646
POSCO	2,481,310	2.8		332,662		631,493		631,493		501,225
Comas Interactive Co., Ltd.
(Formerly INNOTG Co., Ltd.)	59,473	0.4		1,695		73		73		83

Sub-total				462,986		698,814		698,814		566,190

	Number of	Percentage	Acquisition
	shares at	(%) at	cost at			Fair value at	Carrying amount
	June 30,	June 30,	June 30,			June 30,	June 30,		December 31,
	2006	2006	2006			2006	2006		2005
(Investments in non-listed companies)
LG Powercomm Co., Ltd.
(Formerly Powercomm Co., Ltd.)	7,500,000	5.0	~~W~~	240,243		77,130 (Note a)	~~W~~	77,130	~~W~~	77,130
Japan MBCO	54,000	7.3		27,332	(Note b)			27,332		27,332
Eonex Technologies Inc.	144,000	12.6		3,600	(Note b)			4,593		4,593
The Korea Economic Daily	2,585,069	13.8		13,964	(Note b)			13,964		13,964
Others				119,183	(Notes b & c)			21,944		22,825

Sub-total				404,322				144,963		145,844

(Investments in funds)
Korea IT Fund				—	(Note d)			—		190,000
Others				4,196	(Note b)			4,196		5,035

Sub-total				4,196				4,196		195,035

Total			~~W~~	871,504			~~W~~	847,973	~~W~~	907,069

(Note a)	The Company recorded its investments in common stock of LG Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flows and the unrealized loss on valuation of investments amounting to ~~W~~118,257 million (net of tax effect of ~~W~~44,856 million) as of December 31, 2005 was recorded as a capital adjustment. Based on the opinion of the outside professional valuation company, there was no significant change in LG Powercomm Co., Ltd.’s operation and financial results, which have an effect on the fair value of the common stocks, for the six months ended June 30, 2006. No additional unrealized loss or recovery on valuation of such investments was recorded accordingly.

(Note b)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost. The investment in common stock of Eonex Technologies Inc. was reclassified to available-for-sale securities from equity securities accounted for using the equity method during 2003, as the Company’s ownership in such investees decreased to less than 20% and the Company no longer exercises significant influence. Such securities were transferred to available-for-sale securities at the carrying amount valued using the equity method of accounting prior to the reclassification.

(Note c)	Due to the impairment of the Company’s investments in common stock of TeleMerc.com, the Company recorded impairment loss on such investments of ~~W~~1,793 million for the 4th quarter of 2005.

(Note d)	The investment in Korea IT Fund was reclassified to equity securities accounted for using the equity method during the six months ended June 30, 2006 as the Company has the ability to exercise significant influence on the investee.

b-(2). Available-for-sale Debt Securities
Available-for-sale debt securities as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

				Carrying amount
		Acquisition cost		June 30,		December 31,
	Maturity	of June 30, 2006		2006		2005
Public bonds	(Note a)	~~W~~	1,883	~~W~~	1,883	~~W~~	1,590
Currency stabilization bonds	(Note b)		188,657		188,721		294,674
Convertible bonds of Real Telecom Co., Ltd. (Note c)	March, 2007		10,656		—		—

Total			201,196		190,604		296,264
Less: current portion			(64)		(64)		—

Long-term available-for-sale debt securities		~~W~~	201,132	~~W~~	190,540	~~W~~	296,264

The interest income incurred from available-for-sale debt securities for the six months ended June 30, 2006 and 2005 and for the three months ended June 30, 2006 and 2005 were ~~W~~6,886 million and ~~W~~ 630 million, ~~W~~3,289 million and ~~W~~16 million, respectively.

(Note a)	The maturities of public bonds as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

Maturity	June 30, 2006		December 31, 2005
Within one year	~~W~~	64	~~W~~	—
Within five years		1,818		1,229
Within ten years		1		361

	~~W~~	1,883	~~W~~	1,590

(Note b)	The maturities of currency stabilization bonds as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

Maturity	June 30, 2006		December 31, 2005
Within five years	~~W~~	188,721	~~W~~	294,674

(Note c)	The convertible bonds of Real Telecom Corp. with a principal amount of ~~W~~10,656 million can be converted into 371,018 shares of common stock of Real Telecom Corp. at ~~W~~28,721 per share during the period from September 29, 2004 to March 28, 2007. Due to the impairment of such bonds, the Company recorded an impairment loss of ~~W~~10,656 million prior to December 31, 2004.

b-(3). Changes in Unrealized Gains (Losses) on Investments in Common Stock
The changes in unrealized gains (losses) on investments in common stock for the six months ended June 30, 2006 and 2005 are as follows (In millions of Korean won):

	For the six months ended June 30, 2006
					Transferred to
	Beginning		Increase/		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales equity securities:
Digital Chosunilbo Co., Ltd.	~~W~~	14	~~W~~	(1,980)	~~W~~	—	~~W~~	(1,966)
hanarotelecom incorporated		(65,237)		4,639		—		(60,598)
KRTnet Corporation		1,475		(293)		—		1,182
POSCO		168,563		130,269		—		298,832
Comas Interactive Co., Ltd.		(1,611)		(10)		—		(1,621)
LG Powercomm Co., Ltd.		(163,113)		—		—		(163,113)
Eonex Technologies Inc.		2,011		—		—		2,011
Currency stabilization bonds		(218)		895		(614)		63

Sub-total		(58,116)		133,520		(614)		74,790
Less: tax effect		15,982		(36,718)		169		(20,567)

Total	~~W~~	(42,134)	~~W~~	96,802	~~W~~	(445)	~~W~~	54,223

	For the six months ended June 30, 2005
					Transferred to
	Beginning		Increase/		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales equity securities:
Digital Chosunilbo Co., Ltd.	~~W~~	(3,758)	~~W~~	1,431	~~W~~	—	~~W~~	(2,327)
hanarotelecom incorporated		(50,657)		(15,795)		—		(66,452)
KRTnet Corporation		1,007		5		—		1,012
POSCO		131,343		(11,166)		—		120,177
Comas Interactive Co., Ltd.		(1,543)		(58)		—		(1,601)
SINJISOFT Corporation		460		—		(460)		—
Cowon System, Inc.		—		(243)		—		(243)
LG Powercomm Co., Ltd.		(168,678)		—		—		(168,678)
Eonex Technologies Inc.		2,011		—		—		2,011
WiderThan Co., Ltd.		(27)		—		—		(27)

Sub-total		(89,842)		(25,826)		(460)		(116,128)
Less: tax effect		—		31,935		—		31,935

Total	~~W~~	(89,842)	~~W~~	6,109	~~W~~	(460)	~~W~~	(84,193)

4. EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD
Equity securities accounted for using the equity method of accounting as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

	June 30, 2006
		Ownership						Carrying Amount
	Number	percentage	Acquisition			Net asset		June 30,		December
	of shares	(%)	cost			value		2006		31, 2005
Pantech Co., Ltd.	25,570,306	22.7	~~W~~	26,309	~~W~~	52,651		~~W~~	53,153	~~W~~	55,634
SK Capital Co., Ltd.	10,000,000	100.0		50,000		37,506			37,506		37,501
SK Communications Co., Ltd.	7,844,454	86.5		175,441		150,188			169,973		158,170
SK Telink Co., Ltd.	943,997	90.8		5,296		78,342			78,342		70,863
SK C&C Co., Ltd.	300,000	30.0		19,071		202,087			206,754		198,251
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		—			—		—
STIC Ventures Co., Ltd.	1,600,000	21.9		8,000		8,379			8,379		8,308
Paxnet Co., Ltd.	5,590,452	66.7		26,563		10,992			28,693		27,372
Global Credit &Information Co., Ltd.	300,000	50.0		2,410		2,648			3,256		3,276
TU Media Corp.	12,922,266	29.6		64,611		18,426			19,314		32,393
Aircross Co., Ltd.	600,000	38.1		300		966			966		970
WiderThan Co., Ltd.	2,000,000	10.1		1,000		11,503	(Note a)		11,503		12,827
IHQ, Inc.	8,000,000	21.3		14,440		8,940			14,401		13,935
Seoul Records, Inc.	9,582,321	60.0		27,874		23,388			26,651		27,242
Harex Info Tech, Inc.	225,000	21.2		3,375		1,128			2,355		2,568
SK Mobile	—	42.5		10,322		6,618	(Note b)		9,650		—
SLD Telecom PTE. Ltd.	180,476,700	73.3		191,273		132,720			133,115		55,358
Skytel Co., Ltd.	1,756,400	28.6		2,159		4,852			4,852		4,872
SK China Company Ltd.	28,160	20.7		3,195		1,571			485		483
SK Telecom China Co., Ltd.	6,150,000	100.0		7,340		6,637			6,637		6,927
ULand Company Limited.	14,100,100	70.1		17,511		5,777			10,407		12,564
SK Telecom USA Holdings, Inc.	1,000	100.0		161,494		108,268	(Note c)		108,268		103,751
SK Telecom International, Inc.	1,099	100.0		17,467		24,920			24,920		25,957
SK USA, Inc.	49	49.0		3,184		3,352			3,352		3,353
Korea IT Fund		63.3		190,000		197,652	(Note d)		197,652		—
Centurion IT Investment Association		37.5		3,000		3,076			3,076		3,635
1st Music Investment Fund of SK-PVC		69.3		6,925		6,995			6,995		6,990
2nd Music Investment Fund of SK-PVC		79.3		7,925		7,966			7,966		7,966
SK-KTB Music Investment Fund		74.3		14,850		15,183			15,183		14,999
IMM Cinema Fund		48.4		12,000		11,852			11,852		11,884
SKT-HP Ventures, LLC.		—		—		—			—		5,272
Other investments in affiliates				13,083		—	(Note e)		12,583		12,583

Total			~~W~~	1,087,418				~~W~~	1,218,239	~~W~~	925,904

(Note a)	Effective January 1, 2005, the investment in common stock of WiderThan Co., Ltd. was reclassified to equity securities accounted for using the equity method. Although the Company’s ownership in WiderThan Co., Ltd. is less than 20%, the Company exercises significant influences on the selection of directors and the investee has significant transactions with the Company.

(Note b)	On March 31 2006, the Company acquired 42.5% interests of common stock of SK Mobile from Pantech Co., Ltd. and others.

(Note c)	In 2005, the Company incorporated SK Telecom USA Holdings, Inc. with an investment of US$122 million in order to invest in and manage Helio, Inc., a joint venture company in the Untied States of America, which was established in order to provide wireless telecommunication services in the United States of America. In addition, the Company invested an additional US$ 39.5 million in SK USA Holdings, Inc. during the first half of 2006 (See Note 23).

(Note d)	The investment in Korea IT Fund was reclassified to equity securities accounted for using the equity method during the first half of 2006 as the Company has ability to exercise significant influence on the investee.

(Note e)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and others were not accounted for using the equity method of accounting, as changes in the Company’s portion of stockholders’ equity of such investees were not expected to be material.

Details of the changes in investments in affiliates accounted for using the equity method for the three months and six months ended June 30, 2006 and 2005 are as follows (In millions of Korean won):

		For the six months ended June 30, 2006
									Equity in
							Equity in		capital surplus			Other
		Beginning					earnings		and capital	Dividend		increase		Ending
		balance		Acquisition			(losses)		adjustments	received		(decrease)		balance
Pantech Co., Ltd.	(Note a)	~~W~~	55,634	~~W~~	—	~~W~~	(2,381)	~~W~~	(100)	~~W~~	—	~~W~~	—	~~W~~	53,153
SK Capital Co., Ltd.	(Note b)		37,501		—		5		—		—		—		37,506
SK Communications Co., Ltd			158,170		—		9,831		1,972		—		—		169,973
SK Telink Co., Ltd.	(Note a)		70,863		—		7,442		37		—		—		78,342
SK C&C Co., Ltd.	(Notes a and c)		198,251		—		11,643		(2,150)		(990)		—		206,754
SK Wyverns Baseball Club Co., Ltd.	(Note b)		—		—		—		—		—		—		—
STIC Ventures Co., Ltd.	(Note b)		8,308		—		71		—		—		—		8,379
Paxnet Co., Ltd.			27,372		—		1,218		103		—		—		28,693
Global Credit & Information Co., Ltd.	(Note b)		3,276		—		(20)		—		—		—		3,256
TU Media Corp.	(Note a)		32,393		—		(13,079)		—		—		—		19,314
Aircross Co., Ltd.	(Note b)		970		—		(4)		—		—		—		966
WiderThan Co., Ltd.	(Notes b and d)		12,827		—		(500)		(54)		—		(770)		11,503
IHQ, Inc.	(Notes a and d)		13,935		—		(504)		417		—		553		14,401
Seoul Records, Inc.	(Note a)		27,242		—		(591)		—		—		—		26,651
Harex Info Tech, Inc.	(Note b)		2,568		—		(213)		—		—		—		2,355
SK Mobile	(Note a)		—		10,322		(578)		(94)		—		—		9,650
SLD Telecom PTE Ltd.	(Note a)		55,358		97,286		(6,893)		(12,636)		—		—		133,115
Skytel Co., Ltd.	(Notes b and c)		4,872		—		111		197		(328)		—		4,852
SK China Company Ltd.	(Note b)		483		—		2		—		—		—		485
SK Telecom China Co., Ltd.	(Note a)		6,927		—		(269)		(21)		—		—		6,637
ULand Company Limited.	(Note a)		12,564		—		(3,196)		1,039		—		—		10,407
SK Telecom USA Holdings, inc.	(Note a)		103,751		38,280		(27,341)		(6,422)		—		—		108,268
SK Telecom International, Inc.	(Note a)		25,957		—		240		(1,277)		—		—		24,920
SK USA, Inc.	(Note b)		3,353		—		(75)		74		—		—		3,352
Korea IT Fund	(Notes a and e)		—		—		2,646		5,006		—		190,000		197,652
Centurion IT Investment Association	(Note b)		3,635		—		(616)		57		—		—		3,076
1st Music Investment Fund of SK-PVC	(Note b)		6,990		—		5		—		—		—		6,995
2nd Music Investment Fund of SK-PVC	(Note b)		7,966		—		—		—		—		—		7,966
SK-KTB Music Investment Fund	(Note a)		14,999		—		184		—		—		—		15,183
IMM Cinema Fund	(Note a)		11,884		—		(32)		—		—		—		11,852
SKT-HP Ventures, LLC	(Note f)		5,272		—		18		—		—		(5,290)		—

Total		~~W~~	913,321		145,888		(22,876)		(13,852)		(1,318)		184,493	~~W~~	1,205,656

Less: three months ended March 31, 2006					(145,888)		(7,786)		46,993		(990)		(597)

Three months ended June 30, 2006				~~W~~	—	~~W~~	(15,090)	~~W~~	(60,845)	~~W~~	(328)	~~W~~	185,090

(Note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the six months ended June 30, 2006 In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:

	i)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

	ii)	checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

	iii)	performed an analytical review on the unaudited and unreviewed financial statements

(Note b)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2005 as information as of June 30, 2006 was not available and the change in the Company’s portion of stockholders’ equity of the investee for the six months ended June 30, 2006 was immaterial.

(Note c)	The Company received dividends from SK C&C Co., Ltd. and Skytel co., Ltd. and the corresponding amount was deducted from the carrying amount of equity method securities.

(Note d)	Other increase (decrease) in investments in equity securities of WiderThan Co., Ltd. and IHQ, Inc. represent gains (losses) on disposal of investments in equity securities, which have resulted from the dilution of the Company’s ownership as a result of investees’ sale of their unissued shares to third parties.

(Note e)	Other increase in investments in Korea IT Fund is the carrying amount transferred from available-for-sale equity securities.

(Note f)	Investment was fully liquidated due to dissolution of SKT-HP Ventures, LLC during the first half of 2006.

		For the six months ended June 30, 2005
									Equity in
							Equity in		capital surplus			Other
		Beginning					earnings		and capital	Dividend		increase		Ending
		balance		Acquisition			(losses)		adjustments	received		(decrease)		balance
SK Teletech Co., Ltd.		~~W~~	190,896	~~W~~	—	(~~W~~	19,327)	~~W~~	(19)	~~W~~	—	~~W~~	—	~~W~~	171,550
SK Capital Co., Ltd.	(Note a)		34,891		—		—		—		—		—		34,891
SK Communications Co., Ltd			143,096		—		2,582		(733)		—		—		144,945
SK Telink Co., Ltd.			56,182		—		7,187		32		—		—		63,401
SK C&C Co., Ltd.			201,353		—		6,804		(8,293)		(600)		—		199,264
SK Wyverns Baseball Club Co., Ltd.	(Note a)		—		—		(3,904)		—		—		—		—
STIC Ventures Co., Ltd.	(Note a)		7,321		—		(285)		441		—		—		7,477
Paxnet Co., Ltd.			25,244		—		1,001		—		—		—		26,245
Global Credit & Information Co., Ltd.	(Note a)		3,054		—		(21)		—		—		—		3,033
TU Media Corp.			34,607		—		(10,259)		—		—		—		24,348
Aircross Co., Ltd.	(Note a)		944		—		(4)		—		—		—		940
IHQ, Inc.			—		14,440		123		—		—		—		14,563
SLD Telecom PTE Ltd.			59,804		—		(3,072)		(1,097)		—		—		55,635
Skytel Co., Ltd.	(Note a)		3,633		—		88		(8)		—		—		3,713
SK China Company Ltd.	(Note a)		803		—		35		(8)		—		—		830
SK Telecom China Co., Ltd.	(Note a)		9,212		—		178		(178)		—		—		9,212
SK Telecom USA Holdings, inc.			—		83,438		—		—		—		—		83,438
SK Telecom International, Inc.	(Note a)		21,995		—		(49)		4		—		—		21,950
SK USA, Inc.	(Note a)		3,184		—		168		(296)		—		—		3,056
Centurion IT Investment Association	(Note a)		3,205		—		(277)		—		—		—		2,928
SKT-QC Wireless Development Fund	(Note a)		5,145		—		1		—		—		—		5,146
SKT-HP Ventures, LLC	(Note a)		5,284		—		—		(3)		—		—		5,281

Total		~~W~~	809,853		97,878		(19,031)		(10,158)		(600)		—	~~W~~	881,846

Less: three months ended March 31, 2005					97,878		(13,197)		11,039		(600)		—

Three months ended June 30, 2005				~~W~~	—	(~~W~~	5,834)	(~~W~~	21,197)	~~W~~	—	~~W~~	—

(Note a)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2004 as information as of June 30, 2005 was not available and the change of the Company’s portion of shareholders’ equity of the investee for the six months ended June 30, 2005 was not expected to be material.

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the three months and six months ended June 30, 2006 and 2005 are as follows (In millions of Korean won):

	For the six months ended June 30, 2006
	Beginning						Ending
	balance		Increase		Amortization		balance
Pantech Co., Ltd.	~~W~~	793	~~W~~	—	~~W~~	(21)	~~W~~	772
SK Communications Co., Ltd.		23,814		—		(699)		23,115
SK C&C Co., Ltd.		4,870		—		(203)		4,667
Paxnet Co., Ltd.		18,237		—		(536)		17,701
Global Credit & Information Co., Ltd.		628		—		(21)		607
TU Media Corp.		993		—		(105)		888
IHQ, Inc.		6,267		(72)		(734)		5,461
Seoul Records, Inc.		3,670		—		(408)		3,262
Harex Info Tech, Inc.		1,402		—		(175)		1,227
SK Mobile		—		3,192		(159)		3,033
SLD Telecom PTE. Ltd.		406		—		(11)		395
ULand Company Limited		3,628		1,132		(129)		4,631

Total	~~W~~	64,708		4,252		(3,201)	~~W~~	65,759

Less: three months ended March 31, 2006				4,297		(1,433)

Three months ended June 30, 2006			~~W~~	(45)	~~W~~	(1,768)

	For the six months ended June 30, 2005
	Beginning						Ending
	balance		Increase		Amortization		balance
Pantech Co., Ltd.	~~W~~	3,287	~~W~~	—	~~W~~	(86)	~~W~~	3,201
SK Communications Co., Ltd.		24,622		—		(220)		24,402
SK C&C Co., Ltd.		5,276		—		(203)		5,073
Paxnet Co., Ltd.		19,310		—		(536)		18,774
Global Credit & Information Co., Ltd.		670		—		(21)		649
IHQ, Inc.		—		7,401		(93)		7,308
SLD Telecom PTE. Ltd.		428		—		(11)		417

Total	~~W~~	53,593		7,401		(1,170)	~~W~~	59,824

Less: three months ended March 31, 2005				7,401		(527)

Three months ended June 30, 2005			~~W~~	—	~~W~~	(643)

Details of changes in unrealized inter-company gains incurred from sales of assets for the three months and six months ended June 30, 2006 and 2005 are as follows (In millions of Korean won):

	For the six months ended June 30, 2006
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance
Pantech Co., Ltd.	~~W~~	—	~~W~~	270	~~W~~	—	~~W~~	270
SK Communications Co., Ltd.		4,016		—		(686)		3,330
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	5,102		270		(686)	~~W~~	4,686

Less: three months ended March 31, 2006				—		(478)

Three months ended June 30, 2006			~~W~~	270	~~W~~	(208)

	For the six months ended June 30, 2005
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance
SK Communications Co., Ltd.	~~W~~	—	~~W~~	3,707	~~W~~	—	~~W~~	3,707
SK China Company Ltd.		1,206		—		(120)		1,086

Total	~~W~~	1,206		3,707		(120)	~~W~~	4,793

Less: three months ended March 31, 2005				—		(120)

Three months ended June 30, 2005			~~W~~	3,707	~~W~~	—

Details of market price of the equity securities accounted for using the equity method as of June 30, 2006 are as follows (In millions of Korean won, except for market price per share):

	Market price
	per share		Shares owned by
	(In Korean won)		the Company	Market price
Pantech Co., Ltd.	~~W~~	3,700	25,570,306	~~W~~	94,610
WiderThan Co., Ltd.		9,881	2,000,000		19,762
IHQ, Inc.		7,400	8,000,000		59,200
Seoul Records, Inc.		4,040	9,582,321		38,713

The condensed financial information of the investees as of and for the six months ended June 30, 2006 is as follows (In millions of Korean won):

	Total		Total				Net
	assets		liabilities		Revenue		income (loss)
Pantech Co., Ltd.	~~W~~	1,100,178	~~W~~	869,724	~~W~~	669,992	~~W~~	(9,960)
SK Communications Co., Ltd.		241,357		60,384		86,937		13,860
SK Telink Co., Ltd.		128,053		42,081		91,941		9,600
SK C&C Co., Ltd.		1,615,838		942,213		443,718		39,606
Paxnet Co., Ltd.		21,457		4,390		18,386		2,613
TU Media Corp.		380,126		317,838		38,010		(43,690)
IHQ, Inc.		71,680		27,838		27,371		(618)
Seoul Records, Inc.		45,128		6,148		11,626		(283)
SK Mobile		22,363		6,791		550		(1,937)
SLD Telecom PTE Ltd.		207,775		26,760		—		(8,290)
SK Telecom China Co., Ltd.		9,826		3,189		7,400		21
ULand Company Limited		9,961		1,726		3,556		(3,869)
SK Telecom USA Holdings, Inc.		148,349		40,081		—		(26,716)
SK Telecom International, Inc.		26,483		1,563		6,183		742
Korea IT Fund		312,082		—		8,708		4,177
SKT-KTB Music Investment Fund		20,521		53		323		254
IMM Cinema Fund		24,494		—		247		(67)
5.	LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

	June 30, 2006						December 31,
	Short-term		Long-term		Total		2005
Loans to employees’ stock ownership association	~~W~~	2,366	~~W~~	7,085	~~W~~	9,451	~~W~~	14,586
Loans to employees for housing and other		78		241		319		433

Total	~~W~~	2,444	~~W~~	7,326	~~W~~	9,770	~~W~~	15,019

6.	PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

	Useful lives
	(years)	June 30, 2006		December 31, 2005
Land	—	~~W~~	461,970	~~W~~	461,513
Buildings and structures	30,15		1,478,572		1,477,838
Machinery	6		10,465,317		10,376,529
Vehicles	4		20,546		20,442
Other	4		957,438		807,534
Construction in progress	—		342,478		264,309

			13,726,321		13,408,165
Less: accumulated depreciation			(9,297,886)		(8,812,282)

Property and equipment, net		~~W~~	4,428,435	~~W~~	4,595,883

The standard value of land declared by the government as of June 30, 2006 and December 31, 2005 are ~~W~~503,723 million and ~~W~~412,829 million, respectively.
Details of change in property and equipment for the three months and six months ended June 30, 2006 and

2005 are as follows (In millions of Korean won):

	For the six months ended June 30, 2006
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance
Land	~~W~~	461,513	~~W~~	—	(~~W~~	344)	~~W~~	801	~~W~~	—	~~W~~	461,970
Buildings and structures		1,145,497		657		(527)		825		(27,697)		1,118,755
Machinery		2,429,564		492		(633)		160,861		(500,755)		2,089,529
Vehicles		2,786		723		(86)		—		(830)		2,593
Other		292,214		313,212		(13,140)		(140,504)		(38,672)		413,110
Construction in progress		264,309		116,048		—		(37,879)		—		342,478

Total	~~W~~	4,595,883		431,132		(14,730)		(15,896)		(567,954)	~~W~~	4,428,435

Less: three months ended March, 31, 2006				86,106		(1,424)		(4,741)		(276,654)

Three months ended June 30, 2006			~~W~~	345,026	~~W~~	(13,306)	~~W~~	(11,155)	~~W~~	(291,300)

	For the six months ended June 30, 2005
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance
Land	~~W~~	463,656	~~W~~	718	~~W~~	(477)	~~W~~	1,125	~~W~~	—	~~W~~	465,022
Buildings and structures		1,163,070		6,351		(782)		16,284		(27,430)		1,157,493
Machinery		2,585,118		6,454		(17,764)		194,793		(529,093)		2,239,508
Vehicles		4,030		641		(116)		—		(1,058)		3,497
Other		251,377		208,087		(2,050)		(143,803)		(38,373)		275,238
Construction in progress		138,002		143,016		—		(88,371)		—		192,647

Total	~~W~~	4,605,253		365,267		(21,189)		(19,972)		(595,954)	~~W~~	4,333,405

Less: three months ended March 31, 2005				93,291		(2,193)		277		(288,528)

Three months ended June 30, 2005			~~W~~	271,976	~~W~~	(18,996)	(~~W~~	20,249)	(~~W~~	307,426)

7.	INTANGIBLE ASSETS

Intangible assets as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

	June 30, 2006						December 31, 2005
	Acquisition		Accumulated		Carrying		Acquisition		Accumulated		Carrying
	cost		amortization		amounts		cost		amortization		amounts
Goodwill	~~W~~	2,335,532	~~W~~	(578,979)	~~W~~	1,756,553	~~W~~	2,335,532	~~W~~	(514,648)	~~W~~	1,820,884
Frequency use rights		1,384,433		(250,012)		1,134,421		1,384,433		(200,141)		1,184,292
Software development costs		225,790		(176,645)		49,145		221,913		(160,657)		61,256
Computer software		507,064		(248,039)		259,025		489,807		(210,050)		279,757
Other		105,420		(66,594)		38,826		103,974		(63,616)		40,358

	~~W~~	4,558,239	(~~W~~	1,320,269)	~~W~~	3,237,970	~~W~~	4,535,659	(~~W~~	1,149,112)	~~W~~	3,386,547

Details of changes in intangible assets for the three months and six months ended June 30, 2006 and 2005 are as follows (In millions of Korean won):

	For the six months ended June 30, 2006
	Beginning										Ending
	balance		Increase		Decrease		Transfer		Amortization		balance
Goodwill	~~W~~	1,820,884	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(64,331)	~~W~~	1,756,553
Frequency use rights		1,184,292		—		—		—		(49,871)		1,134,421
Software development costs		61,255		—		—		3,877		(15,987)		49,145
Computer software		279,758		4,236		(1)		13,070		(38,038)		259,025
Other		40,358		1,414		(19)		106		(3,033)		38,826

Total	~~W~~	3,386,547		5,650		(20)		17,053		(171,260)	~~W~~	3,237,970

Less: three months ended March 31, 2006				1,573		(16)		5,192		(84,492)

Three months ended June 30, 2006			~~W~~	4,077	~~W~~	(4)	~~W~~	11,861	~~W~~	(86,768)

	For the six months ended June 30, 2005
	Beginning										Ending
	balance		Increase		Decrease		Transfer		Amortization		balance
Goodwill	~~W~~	1,949,546	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(64,331)	~~W~~	1,885,215
Frequency use rights		1,163,319		117,380		—		—		(48,204)		1,232,495
Software development costs		100,579		35		—		—		(21,298)		79,316
Computer software		190,745		5,643		(3)		20,271		(25,866)		190,790
Other		44,430		962		(200)		493		(3,875)		41,810

Total	~~W~~	3,448,619		124,020		(203)		20,764		(163,574)	~~W~~	3,429,626

Less: three months ended March 31, 2005				119,545		(80)		425		(81,054)

Three months ended June 30, 2005			~~W~~	4,475	~~W~~	(123)	~~W~~	20,339	~~W~~	(82,520)

The book value as of June 30, 2006 and residual useful lives of major intangible assets are as follows (In millions of Korean won):

	Amount		Description	Residual useful lives
Goodwill	~~W~~	1,756,553	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	13 years and 9 months
IMT license		1,012,020	Frequency use rights relating to W-CDMA Service	(Note a)
WiBro license		115,333	WiBro Service	(Note b)
DMB license		7,069	DMB Service	10 years

(Note a)	Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016.

(Note b)	The Company purchased the WiBro license from MIC on March 20, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line basis over the remaining useful life (5 years and 9 months).
8. BONDS PAYABLE AND LONG-TERM BORROWINGS
a. Bonds payable
Bonds payable as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Annual
		interest	June 30,		December 31,
	Maturity year	rate (%)	2006		2005
Domestic general bonds	2006	5.0 – 6.0	~~W~~	800,000	~~W~~	800,000
”	2007	5.0 – 6.0		700,000		700,000
”	2008	5.0		300,000		300,000
”	2009	5.0		300,000		300,000
”	2010	4.0		200,000		200,000
”	2011	3.0		200,000		200,000
Dollar denominated bonds (US$300,000)	2011	4.25		288,090		303,900
Convertible bonds	2009	—		364,309		385,885

Total				3,152,399		3,189,785
Less: discounts on bonds				(31,348)		(40,016)
conversion right adjustments				(53,343)		(65,219)
Add: long-term accrued interest				23,422		24,808

Net				3,091,130		3,109,358
Less: portion due within one year				(798,392)		(795,150)

Long-term portion			~~W~~	2,292,738	~~W~~	2,314,208

All of the above bonds will be paid in full at maturity.
On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock, which was greater than market value at the date of issuance. Subsequently, the initial conversion price was changed to ~~W~~218,098 per share in accordance with anti-dilution protection. The Company may redeem their principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of June 30, 2006 is 1,677,812 shares. Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder a cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments that may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity. During the six months ended June 30, 2006, the convertible bonds with a principal amount of US$18,420,000 were converted into 99,361 shares of treasury stock (See note 14), and the principal amount of the convertible bonds decreased from US$329,450,000 to US$311,030,000. In addition, the consideration for conversion right (capital surplus) decreased by ~~W~~2,728 million (net of tax effect of ~~W~~1,034 million) as a result of this conversion and the number of common shares to be converted decreased to 1,677,812 shares from 1,777,173 shares.

b. Long-term borrowings

Long-term borrowings as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Final	Annual interest	June 30,	December 31,
	Lender	maturity year	rate (%)	2006	2005
Long-term floating rate discount bill	Shinhan Bank	2011.6.29	91 days CD yield + 0.25%	200,000	—
The above borrowings are classified as long-term borrowings as the borrowings are to be rolled-over exceeding 1 year from June 30, 2006 in accordance with the loan agreement.

9.	SUBSCRIPTION DEPOSITS

The Company receives subscription deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on subscription deposits but is required to return them to subscribers upon termination of the subscription contract.

Long-term subscription deposits held as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won except deposit per subscriber amounts):

	Deposit
Service type	per subscriber		June 30, 2006		December 31, 2005
Cellular	~~W~~	200,000	~~W~~	22,359	~~W~~	23,770

The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance Company (“SGIC”) in lieu of the subscription deposits. Existing subscribers who elect this option are refunded their subscription deposits. As a result, the balance of subscription deposits has been decreasing.

10.	LEASES

The Company acquired certain computer equipment and software from SK C&C Co., Ltd. and succeeded certain capital lease agreements between SK C&C Co., Ltd. and HP Financial Service. Details of capital lease assets and liabilities acquired from SK C&C Co., Ltd. as of and for the six months ended June 30, 2006 and as of and for the year ended December 31, 2005 are as follows (In millions of Korean won):

		June 30, 2006		December 31, 2005
Acquisition cost	Office equipment	~~W~~	16,096	~~W~~	16,919
	Computer software		7,609		7,625

		~~W~~	23,705	~~W~~	24,544

Accumulated depreciation	Office equipment	~~W~~	4,771	~~W~~	744
	Computer software		887		127

		~~W~~	5,658	~~W~~	871

Carrying amounts	Office equipment	~~W~~	11,325	~~W~~	16,175
	Computer software		6,722		7,498

		~~W~~	18,047	~~W~~	23,673

Depreciation expenses	Office equipment	~~W~~	4,166	~~W~~	744
	Computer software		762		127

		~~W~~	4,928	~~W~~	871

The Company’s minimum future lease payments as of June 30, 2006 are as follows (In millions of Korean won):

	Annual lease payments		Interest		Principal
2006	~~W~~	7,291	(~~W~~	441)	~~W~~	6,850
2007		8,846		(352)		8,494
2008		1,734		(24)		1,710

Total	~~W~~	17,871	(~~W~~	817)		17,054

Less: portion due within one year						(11,993)

Capital lease liabilities					~~W~~	5,061

11.	MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable denominated in foreign currencies described in Note 8) as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Singapore dollars, thousands of Swiss Franc and thousands of Euros):

	June 30, 2006				December 31, 2005
	Foreign		Korean won		Foreign		Korean won
	currencies		equivalent		currencies		equivalent
Cash and cash equivalents	US$	5,384	~~W~~	5,170	US$	4,175	~~W~~	4,229
”		—		—	EUR	3		3
Accounts receivable — trade	US$	11,340		10,890	US$	9,390		9,512
”	EUR$	248		302	EUR	248		298
Accounts receivable — other	US$	3,464		3,326	US$	3,364		3,408
Guarantee deposits	US$	9		9	JPY	16,156		139
”	JPPY	20,956		175		—		—

			~~W~~	19,872			~~W~~	17,589

Accounts payable	US$	9,094	~~W~~	8,733	US$	15,633	~~W~~	15,836
”	JPY	37, 980		317	JPY	8,498		73
”	HK$	216		27	HK$	254		33
”	GBP	34		59	GBP	453		792
”	SG$	44		26	SG$	22		13
”	EUR	401		488	EUR	504		604
”		—		—	CHF	19		15

			~~W~~	9,650			~~W~~	17,366

12.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of June 30, 2006 and December 31, 2005 are as follows:

	June 30, 2006	December 31, 2005
Authorized shares	220,000,000	220,000,000
Issued shares	82,276,711	82,276,711
Outstanding shares, net of treasury stock	73,713,657	73,614,296

Significant change in capital stock and capital surplus for the six months ended June 30, 2006 and for the year ended December 31, 2005 are as follows (In millions of Korean won except for share data):

	Number of shares
	Issued	Capital stock		Capital surplus
At January 1, 2005	82,276,711	~~W~~	44,639	~~W~~	2,983,166
Deferred tax liabilities deducted from capital surplus (Note a)	—		—		(18,501)
Transferred from stock options in capital adjustment (Note b)	—		—		1,533

At December 31, 2005	82,276,711		44,639		2,966,198

Consideration for conversion right (Note c)	—		—		(2,728)
Transferred from stock options in capital adjustment (Note d)	—		—		234
Gains on disposal of treasury stock (Note e)	—		—		176

June 30, 2006	82,276,711	~~W~~	44,639	~~W~~	2,963,880

(Note a)	The tax effects of consideration for conversion rights, which resulted in temporary differences, were deducted directly from related components of stockholders’ equity, pursuant to adoption of SKAS No. 16 for the year ended December 31, 2005.

(Note b)	During the year ended December 31, 2005, the exercisable period for the stock options representing 17,800 shares, of which recognized compensation costs were ~~W~~1,533 million, expired and the related stock options of ~~W~~1,533 million in capital adjustments were transferred to capital surplus in accordance with Korean GAAP [See Note 2 (o)] .

(Note c)	During the six months ended June 30, 2006, the convertible bonds with a face value of US$18,420,000 were converted and the capital surplus amount (in connection with the related conversion rights) decreased by ~~W~~2,728 million (net of tax effect of ~~W~~1,034 million).

(Note d)	During the six months ended June 30, 2006, the exercisable period for the stock options representing 43,390 shares, of which recognized compensation costs were ~~W~~234 million, expired and the related stock options of ~~W~~234 million in capital adjustments were transferred to capital surplus in accordance with Korean GAAP [See Note 2 (o)].

(Note e)	In relation to the conversion of convertible bonds, 99,361 shares of treasury stock were issued and ~~W~~176 million of gain on disposal of treasury stock were recorded.

13.	RETAINED EARNINGS

Retained earnings as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

	June 30, 2006		December 31, 2005
Appropriated	~~W~~	6,679,235	~~W~~	5,470,701
Before appropriations		712,210		1,799,160

	~~W~~	7,391,445	~~W~~	7,269,861

The details of appropriated retained earnings as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

	June 30, 2006		December 31, 2005
Legal reserve	~~W~~	22,320	~~W~~	22,320
Reserve for improvement of financial structure		33,000		33,000
Reserve for loss on disposal of treasury stock		477,182		477,182
Reserve for research and manpower development		880,595		822,061
Reserve for business expansion		5,266,138		4,116,138

Total	~~W~~	6,679,235	~~W~~	5,470,701

a.	Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

b.	Reserve for Improvement of Financial Structure

The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

c.	Reserves for Loss on Disposal of Treasury Stock and Research and Manpower Development

Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

d.	Reserve for Business Expansion

The reserve for business expansion is voluntary and was approved by the board of directors and stockholders.
14.	TREASURY STOCK

Upon issuances of stock dividends and new common stock, and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,970 shares for ~~W~~6,110 million through 2004. In addition, the Company acquired 8,584,445 shares of treasury stock in the market or through the trust funds for ~~W~~2,040,995 million through 2004 in order to stabilize the market price of its stock. In addition, during the six months ended June 30, 2006, the convertible bonds with a principal amount of US$18,420,000 were converted into 99,361 shares of common stock. Such conversion was settled by the Company by using its treasury stock with carrying value totaling ~~W~~23,481 million, which resulted in the Company recording ~~W~~176 million of gain on disposal of treasury stock.

15.	STOCK OPTIONS

On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders or its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of ~~W~~424,000 per share, 43,820 shares at an exercise price of ~~W~~211,000 per share and 65,730 shares at an exercise price of ~~W~~267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercisable for two years from the first exercisable date. Upon exercise of stock options, the Company will issue its common stock. If the employees leave the Company within three years after the grant of stock options, such employees forfeit their unvested stock options awarded. Stock options representing 530 shares for which total compensation cost was ~~W~~3 million and stock options representing 1,000 shares for which total compensation cost was ~~W~~49 million were forfeited during the year ended December 31, 2004 and six months ended June 30, 2004, respectively.

The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering the volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of ~~W~~500 per share for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost (included in labor cost) for the three months and six months ended June 30, 2006 and 2005 and the outstanding balance of stock options in capital adjustment as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

			Recognized				Recognized
			compensation cost				compensation cost
			for the three months				for the six months				Stock options in
	Total		ended June 30,				ended June 30,				capital adjustment
	Compensation										June 30,
Grant date	cost		2006		2005		2006		2005		2006		December 31, 2005
March 17, 2000(Note a)	~~W~~	1,533	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
March 16, 2001(Note b)		234		—		—		—		—		—		234
March 8, 2002		3,246		—		—		—		180		3,246		3,246

	~~W~~	5,013	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	180	~~W~~	3,246	~~W~~	3,480

(Note a)	During the year ended December 31, 2005, the exercisable period expired for stock options representing 17,800 shares, for which the Company had recognized compensation cost of ~~W~~1,533 million. The related capital adjustment of ~~W~~1,533 million was transferred to capital surplus.

(Note b)	During the six months ended June 30, 2006, the exercisable period expired for stock options representing 17,800 shares, for which the Company had recognized compensation cost of ~~W~~234 million. The related capital adjustment of ~~W~~234 million was transferred to capital surplus.

The pro forma net income and net income per common share, if the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001 and 63.0% for options granted in 2002) in estimating the value of its stock options, for the three months and six months ended June 30, 2006, 2005 and 2004 are as follows:

	For the three months ended June 30,
	2006		2005		2004
Pro forma ordinary income (In millions of Korean won)	~~W~~	526,384	~~W~~	650,695	~~W~~	410,235
Pro forma ordinary income per share (In Korean won)		5,068		6,345		4,052
Pro forma net income (In millions of Korean won)		373,338		467,110		298,282
Pro forma net income per share (In Korean won)		5,068		6,345		4,052

	For the six months ended June 30,
	2006		2005		2004
Pro forma ordinary income (In millions of Korean won)	~~W~~	1,004,702	~~W~~	1,197,602	~~W~~	1,079,869
Pro forma ordinary income per share (In Korean won)		9,648		11,346		10,190
Pro forma net income (In millions of Korean won)		710,498		835,230		750,159
Pro forma net income per share (In Korean won)		9,648		11,346		10,190
16.	INCOME TAX
a.	Details of income tax expense

Income tax expenses for the six months ended June 30, 2006 and 2005 consist of the following (In millions of Korean won):

	2006		2005
Current	~~W~~	329,879	~~W~~	341,997
Deferred (Note a)		(35,675)		20,375

Income tax expenses		294,204		362,372
Less: three months ended March 31,		(141,158)		(178,787)

Three months ended June 30,	~~W~~	153,046	~~W~~	183,585

(Note a)	Changes in net deferred tax liabilities for the six months ended June 30, 2006 and 2005 are as follows (In millions of Korean won):

	2006		2005
Ending balance of net deferred tax liabilities	~~W~~	339,252	~~W~~	349,168
Beginning balance of net deferred tax liabilities		(348,563)		(323,096)
Adjustment to the beginning net deferred income tax liabilities based on tax return filed		4,424		8,536
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		(30,788)		(14,233)

	(~~W~~	35,675)	~~W~~	20,375

b.	Reconciling items between accounting income and taxable income

Reconciling items between accounting income and taxable income for the six months ended June 30, 2006 and 2005 are as follows (In millions of Korean won):

	2006		2005
(Temporary Differences)
Additions:
Allowance for doubtful accounts	~~W~~	130,375	~~W~~	87,035
Accrued interest income — prior period		3,931		4,423
Reserves for research and manpower development		94,000		65,733
Reserves for loss on disposal of treasury stock		118,570		—
Equity in losses of affiliates		23,026		37,198
Unrealized loses on valuation of long-term investment securities		—		26,286
Accrued expenses		15,300		—
Depreciation		28,669		8,665
Loss on impairment of other assets		1,980		—
Loss on valuation of currency swap		9,125		—
Loss on valuation of currency swap (capital adjustments)		17,004		—
Accrued severance indemnities		19,622		10,708
Deposits for severance indemnities		148,610		7,616
Consideration of conversion right		11,876		—
Other		41,454		38,533

Sub-total		663,542		286,197

Deductions:
Reserves for research and manpower development		(90,000)		(65,000)
Allowance for doubtful accounts — prior period		(124,184)		(59,612)
Depreciation — prior period		(9,802)		(39,287)
Accrued interest income		(5,661)		(6,947)
Equity in earnings of affiliates		(19,287)		(18,167)
Unrealized gains on valuation of long-term investment securities		(130,269)		—
Accrued severance indemnities		(155,046)		(7,616)
Deposits for severance indemnities		(3,458)		(102)
Loss on impairment of other assets — prior period		(5,109)		(19,579)
Loss on disposal of property, equipment		(38,656)		—
Gain on valuation of currency swap		—		(2,645)
Gain on valuation of currency swap (capital adjustments)		—		(21,702)
Other		(12,717)		(11,728)

Sub-total		(594,189)		(252,385)

Total Temporary Differences		69,353		33,812

(Permanent Differences)		220,901		73,171

Total	~~W~~	290,254	~~W~~	106,983

c.	Change in cumulative temporary differences and deferred tax liabilities

Changes in cumulative temporary differences for the six months ended June 30, 2006 and 2005 and deferred tax assets and liabilities as of June 30, 2006 and 2005 are as follows (In millions of Korean won):

For the six months ended June 30, 2006

	January 1,		Increase		Decrease		June 30,
Description	2006		(Note a)		(Note a)		2006
Current:
Allowance for doubtful accounts	~~W~~	122,561	~~W~~	110,419	~~W~~	124,184	~~W~~	108,796
Accrued interest income		(3,931)		(3,461)		(3,931)		(3,461)
Accrued expenses		61,967		15,514		19,286		58,195
Other		189,548		10,710		3,728		196,530

Total		370,145		133,182		143,267		360,060
Temporary differences unlikely to be realized		(147,774)		—		(19,219)		(128,555)

Total current cumulative temporary differences-net	~~W~~	222,371	~~W~~	133,182	~~W~~	124,048	~~W~~	231,505

Current deferred tax assets-net (Note b)	~~W~~	61,152					~~W~~	63,664

Non-current:
Property and equipment	~~W~~	(196,446)	~~W~~	14,089	~~W~~	20,067	~~W~~	(202,424)
Loss on impairment of long-term investment securities		108,145		—		—		108,145
Loss on impairment of other long-term assets		7,461		—		5,480		1,981
Reserves for research and manpower development		(768,000)		(90,000)		(94,000)		(764,000)
Reserves for loss on disposal of treasury stock		(474,081)		—		(118,570)		(355,511)
Equity in (earnings) losses of affiliates		5,379		13,594		5,380		13,593
Equity in capital adjustment of affiliates		(109,468)		—		(12,269)		(97,199)
Unrealized loss on valuation of long-term investment securities		58,116		—		132,905		(74,789)
Accrued severance indemnities		148,465		19,768		155,046		13,187
Deposits for severance indemnities		(148,465)		(3,604)		(148,610)		(3,459)
Loss on valuation of currency swap		13,244		9,125		—		22,369
Loss on valuation of currency swap (capital adjustment)		19,554		17,004		—		36,558
Loss on valuation of interest rate swap (capital adjustment)		—		802		—		802
Considerations for conversion right		(67,279)		—		(3,762)		(63,517)
Other		(21,051)		25,940		(11,253)		16,142

Total		(1,424,426)		6,718	~~W~~	(69,586)		(1,348,122)
Temporary differences unlikely to be realized		(65,447)		(52,201)		(620)		(117,028)

Total non-current cumulative temporary differences-net	~~W~~	(1,489,873)	~~W~~	(45,483)	~~W~~	(72,206)	~~W~~	(1,465,150)

Total non-current deferred tax liabilities-net (Note b)	~~W~~	(409,715)					~~W~~	(402,916)

(Note a)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(Note b)	The tax rate used in measuring deferred tax assets and liabilities is 27.5%.

For the six months ended June 30, 2005

	January 1,		Increase		Decrease		June 30,
Description	2005		(Note b)		(Note b)		2005
Current:
Allowance for doubtful accounts	~~W~~	59,622	~~W~~	87,026	~~W~~	59,612	~~W~~	87,036
Accrued interest income		(7,796)		(3,574)		(4,423)		(6,947)
Accrued expenses		64,459		5,379		11,428		58,410
Other		170,541		(1,237)		5,141		164,163

Total		286,826		87,594		71,758		302,662
Temporary differences unlikely to be realized (Note a)		(128,555)		—		—		(128,555)

Total current cumulative temporary differences-net	~~W~~	158,271	~~W~~	87,594	~~W~~	71,758	~~W~~	174,107

Current deferred tax assets-net (Note c)	~~W~~	43,525					~~W~~	47,879

Non-current:
Property and equipment	~~W~~	(127,822)	~~W~~	(29,635)	~~W~~	4,086	~~W~~	(161,543)
Loss on impairment of long-term investment securities		106,752		—		400		106,352
Loss on impairment of other long-term assets		21,070		8,467		19,579		9,958
Reserves for research and manpower development		(709,467)		(65,000)		(65,733)		(708,734)
Reserves for loss on disposal of treasury stock		(474,081)		—		—		(474,081)
Equity in (earnings) losses of affiliates		(89,441)		19,031		—		(70,410)
Equity in capital adjustment of affiliates		—		(113,987)		—		(113,987)
Unrealized loss on valuation of long-term investment securities		—		116,128		—		116,128
Accrued severance indemnities		139,524		7,321		7,616		139,229
Deposits for severance indemnities		(139,524)		(7,321)		(7,616)		(139,229)
Loss on valuation of derivative instruments		15,789		—		2,645		13,144
Loss on valuation of derivative instruments -capital adjustment		—		27,750		—		27,750
Considerations for conversion right		—		(67,279)		—		(67,279)
Other		(75,966)		81,766		22,245		(16,445)

Total		(1,333,166)		(22,759)		(16,778)		(1,339,147)
Temporary differences unlikely to be realized (Note a)		—		(104,664)		—		(104,664)

Total non-current cumulative temporary differences-net	~~W~~	(1,333,166)	~~W~~	(127,423)	~~W~~	(16,778)	~~W~~	(1,443,811)

Total non-current deferred tax liabilities-net (Note c)	~~W~~	(366,621)					~~W~~	(397,047)

(Note a)	Through 2004, the tax effects of temporary differences, which are unlikely to be realized, and temporary differences directly adjusted to capital surplus or capital adjustments, such as net unrealized loss on valuation of long-term investment securities, were excluded in determining the net deferred tax assets or liabilities. However, effective January 1, 2005, pursuant to adoption of SKAS No. 16 — “Income Taxes”, temporary differences are presented on a gross basis, including temporary differences which are unlikely to be realized. In addition, tax effects of temporary differences related to adjustments made directly to capital surplus or capital adjustments are included in determining the net deferred tax assets or liabilities.

(Note b)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(Note c)	The tax rate used in measuring deferred tax assets and liabilities is 27.5%.

Deferred tax assets and liabilities before offsetting each other are as follows (In millions of Korean won):

	June 30, 2006		December 31, 2005
Deferred tax assets	~~W~~	140,687	~~W~~	192,044
Deferred tax liabilities		(479,939)		(540,607)

Deferred tax assets (liabilities), net	~~W~~	(339,252)	~~W~~	(348,563)

Current, net	~~W~~	63,664	~~W~~	61,152
Non-current, net	~~W~~	(402,916)	~~W~~	(409,715)

d.	Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments

Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

	June 30, 2006		December 31, 2005
Gains on disposal of treasury stock	~~W~~	(30,226)	~~W~~	(30,576)
Considerations for conversion right		(17,467)		(18,502)
Unrealized loss on valuation of long-term investment securities		(20,567)		15,982
Equity in capital adjustment of affiliates, net		(32,871)		(32,350)
Loss on valuation of currency swap		10,053		5,377
Loss on valuation of interest rate swap		221		—

Total	~~W~~	(90,857)	~~W~~	(60,069)

e.	Effective tax rate

Effective tax rates for the three months and six months ended June 30, 2006 and 2005 are as follows (In millions of Korean won):

	For the				For the
	three months ended				six months ended
	June 30, 2006		June 30, 2005		June 30, 2006		June 30, 2005
Income before income tax	~~W~~	526,384	~~W~~	650,695	~~W~~	1,004,702	~~W~~	1,197,900
Income tax expenses		153,046		183,585		294,204		362,372

Effective tax rate		29.07%		28.21%		29.28%		30.25%

17.	NET INCOME AND ORDINARY INCOME PER SHARE

The Company’s net income and ordinary income per share amounts for the three months and six months ended June 30, 2006 and 2005 are computed as follows (In millions of Korean won, except for per share income per share):

Net income and ordinary income per share

	For the				For the
	three months ended				six months ended
	June 30,		June 30,		June 30,		June 30,
	2006		2005		2006		2005
Net income and ordinary income	~~W~~	373,338	~~W~~	467,110	~~W~~	710,498	~~W~~	835,528
Weighted average number of common shares outstanding		73,668,589		73,614,296		73,614,592		73,614,296

Net income and ordinary income per share	~~W~~	5,068	~~W~~	6,345	~~W~~	9,648	~~W~~	11,350

Net income and ordinary income per share for the year ended December 31, 2005 were ~~W~~ 25,421 and net income and ordinary income per share for the three months ended March 31, 2006 and 2005 are ~~W~~ 4,580 and ~~W~~ 5,005, respectively.

The weighted average number of common shares outstanding for the three months and six months ended June 30, 2006 and 2005 is calculated as follows:

	Number of	Weighted		Weighted
	shares	number of days		number of shares
For the three months ended June 30, 2006
At April 1, 2006	82,276,711	91 / 91		82,276,711
Treasury stock, at the beginning	(8,662,415)	91 / 91		(8,662,415)
Conversion of convertible bonds into treasury stock (Note a)	99,361	50 / 91	(note a)	54,293

Total	73,713,657			73,668,589

For the six months ended June 30, 2006
At January 1, 2006	82,276,711	181 / 181		82,276,711
Treasury stock, at the beginning	(8,662,415)	181 / 181		(8,662,415)
Conversion of convertible bonds into Treasury stock (Note a)	99,361	50 / 181	(note a)	27,296

Total	73,713,657			73,641,592

(Note a)	Treasury stocks were used to settle the conversion of the convertible bonds on several different dates in the first half of 2006 and weighted number of shares was calculated considering each transaction date.

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended June 30, 2005
At April 1, 2005	82,276,711	91 / 91	82,276,711
Treasury stock, at the beginning	(8,662,415)	91 / 91	(8,662,415)

Total	73,614,296		73,614,296

For the six months ended June 30, 2005
At January 1, 2005	82,276,711	181 / 181	82,276,711
Treasury stock, at the beginning	(8,662,415)	181 / 181	(8,662,415)

Total	73,614,296		73,614,296

Diluted net income and ordinary income per share amounts for the three months and six months ended June 30, 2006 and 2005 are computed as follows (In millions of won, except for share data):

Diluted net income and ordinary income per share

	For the				For the
	three months ended				six months ended
	June 30,		June 30,		June 30,		June 30,
	2006		2005		2006		2005
Adjusted net income and ordinary income	~~W~~	376,630	~~W~~	470,260	~~W~~	717,078	~~W~~	841,794
Adjusted weighted average number of common shares outstanding		75,391,469		75,325,046		75,391,469		75,325,046

Diluted net income and ordinary income per share	~~W~~	4,996	~~W~~	6,243	~~W~~	9,511	~~W~~	11,175

Diluted net income and ordinary income per share for the year ended December 31, 2005 were ~~W~~ 25,015 and diluted net income and ordinary income per share for the three months ended March 31, 2006 and 2005 are ~~W~~ 4,516 and ~~W~~ 4,932, respectively.

Adjusted net income and ordinary income per share and the adjusted weighted average number of common shares outstanding for the three months and six months ended June 30, 2006 and 2005 are calculated as follows:

	For the				For the
	three months ended				six months ended
	June 30,		June 30,		June 30,		June 30,
	2006		2005		2006		2005
Net income and ordinary income	~~W~~	373,338	~~W~~	467,110	~~W~~	710,498	~~W~~	835,528
Effect of stock options (Note a)		—		—		—		—
Effect of convertible bonds (Note b)		3,292		3,150		6,580		6,266

Adjusted net income and ordinary income	~~W~~	376,630	~~W~~	470,260	~~W~~	717,078	~~W~~	841,794

Weighted average number of common shares outstanding		73,668,589		73,614,296		73,641,592		73,614,296
Effect of stock options (Note a)		—		—		—		—
Effect of convertible bonds (Note b)		1,722,880		1,710,750		1,749,877		1,710,750

Adjusted weighted average number of common shares outstanding	~~W~~	75,391,469	~~W~~	75,325,046	~~W~~	75,391,469	~~W~~	75,325,046

(Note a)	For the three months and six months ended June 30, 2006 and 2005, the outstanding stock options did not have a dilutive effect because the exercise price exceeded the average market price of common stock for the three months and six months ended June 30, 2006 and 2005 and for the year ended December 31, 2005, respectively.

(Note b)	The effect of convertible bonds increased net income related to interest expenses that would not have incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds was made on the beginning of the period.
18.	RESTRICTED DEPOSITS
a.	At June 30, 2006, the Company has restricted guarantee deposits for its checking accounts totaling ~~W~~ 26 million and deposits totaling ~~W~~ 10,000 million from which the interest incurred is restricted for use of the public interest until August 10, 2006, the due date.

b.	The Company entered into a contract with First Data Corporation to sell the investment in common stock of KPMS Corporation, which was held by the Company and accounted for as available-for-sale securities. Certain portion of proceeds from sales of such investment totaling ~~W~~ 1,137 million is kept in escrow accounts in accordance with the Escrow Agreement, which is restricted for use until November 16, 2007, the final settlement date, and recorded as long-term deposits.
19.	INSURANCE

As of June 30, 2006, certain Company’s assets are insured with local insurance companies as follows (In millions of Korean won and thousands of U.S. dollars):

Insured	Risk	Carrying value		Coverage
				US$	58,115
Property and equipment	Fire and comprehensive liability	~~W~~	3,306,612	~~W~~	7,255,411

In addition, the Company carries directors and officers liability coverage insurance totaling ~~W~~ 50,000 million.

20.	RELATED PARTY TRANSACTIONS

As of June 30, 2006 and December 31, 2005, a list of parent company and subsidiaries of the Company are as follows:

a. Holding company and subsidiaries

			Ownership	Types of
Type	SK Corporation		percentage (%)	business
Parent company	SK Corporation	22.8	(Note a)	Manufacturing and selling petrochemicals
Subsidiary	SK Capital Co., Ltd.		100	In arrangement to commence the business
”	SK Telink Co., Ltd.		90.8	Telecommunication service
”	SK Communications Co., Ltd.		86.5	Internet website services
”	SK Wyverns Baseball Club Co., Ltd.		100.0	Business related sports
”	Global Credit & Information Co., Ltd.		50.5	Credit and collection services
”	PAXNet Co., Ltd.		67.1	Internet website services
”	Seoul Records, Inc.		60.0	Release of music disc
”	SLD Telecom PTE Ltd.		73.3	Telecommunication service
”	SK Telecom China Co., Ltd.		100.0	Telecommunication service
”	U-Land Company Limited		70.1	Telecommunication service
”	SK Telecom USA Holdings, Inc.		100.0	Telecommunication service
”	SK Telecom International Inc.		100.0	Telecommunication service
”	Centurion IT Investment Association		37.5	Investment association
”	The First Music Investment Fund of SK-PVC		69.3	Investment association
”	The Second Music Investment Fund of SK-PVC		79.3	Investment association
”	SK-KTB Music Investment Fund		74.3	Investment association
”	IMM Cinema Fund		48.4	Investment association
”	Cyworld, Inc.		100.0	Internet website services
”	Cyworld Japan Co., Ltd.		100.0	Internet website services
”	SK Cyberpass Inc.		70.5	Telecommunication service
”	Masoolpiri		51.4 (Note b)	Film production
”	YTN Media Inc.,		51.4 (Note b)	Broadcasting program production
”	Ntreev Soft Co., Ltd		51.0 (Note b)	Game program production
”	Ifilm Co., Ltd.		45.0 (Note b)	Film production
”	IHQ USA, Inc.		100.0 (Note b)	Surveying marketing information

(Note a)	The ownership percentage represents parent company’s ownership over the Company.

(Note b)	The ownership percentage represents subsidiaries’ ownership over their subsidiary, in which the Company has no direct investment.

b. Transactions and balances with related companies
Significant related party transactions for the three months and six months ended June 30, 2006 and 2005, and account balances as of June 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):
b-(1) Transactions

	For the three months ended June 30, 2006						For the six months ended June 30, 2006
	Purchases of		Commissions		Commission		Purchases of		Commissions		Commission
	property and		paid and		and		property and		paid and		and
	equipment		other expenses		other income		equipment		Other expenses		other income
Parent Company:
SK Corporation	~~W~~	565	~~W~~	7,747	~~W~~	3,747	~~W~~	853	~~W~~	15,958	~~W~~	5,095

Subsidiaries:
SK Communications Co., Ltd.		11		12,562		1,030		11		20,099		1,408
Global Credit & Information Co., Ltd.		—		5,406		343		—		16,370		635
PAXNet Co., Ltd.		—		2,287		633		—		4,813		854
SK Telink Co., Ltd.		—		5,427		4,197		—		8,314		8,456
Others		—		752		—		3		12,172		—

Equity Method Investees:
WiderThan Co., Ltd.		350		26,090		902		967		47,996		972
Helio, LLC.		—		—		8,262		—		—		12,922
SK C&C Co., Ltd.		35,947		76,550		2,085		45,777		141,878		3,868
Others		1,812		4,042		12,112		3,518		7,949		22,098

Others :
SK Engineering & Construction Co., Ltd.		46,205		929		762		46,205		1,075		1,391
SK Networks Co., Ltd.		201		118,190		3,170		1,884		218,132		5,464
Innoace Co., Ltd.		1,045		2,410		62		1,384		2,866		107
SK Telesys Co., Ltd.		75,133		988		288		83,740		1,167		1,049
Others		29		1,233		764		29		3,252		1,349

Total	~~W~~	161,298	~~W~~	264,613	~~W~~	38,357	~~W~~	184,371	~~W~~	502,041	~~W~~	65,668

	For the three months ended June 30, 2005						For the six months ended June 30, 2005
	Purchases of		Commissions		Commission		Purchases of		Commissions		Commission
	property and		paid and		and		property and		paid and		and
	equipment		other expenses		other income		equipment		Other expenses		other income
Parent Company:
SK Corporation	~~W~~	259	~~W~~	14,329	~~W~~	3,188	~~W~~	470	~~W~~	23,073	~~W~~	4,168

Subsidiaries:
SK Communications Co., Ltd.		—		11,477		251		126		18,910		485
Global Credit & Information Co., Ltd.		—		8,685		271		—		15,962		474
PAXNet Co., Ltd.		—		4,093		593		—		9,386		1,007
SK Telink Co., Ltd.		—		3,662		4,301		—		6,408		7,153
Others		576		6,713		591		576		14,030		976

Equity Method Investees:
WiderThan Co., Ltd.		3,317		24,512		25		4,562		45,874		32
SK C&C Co., Ltd.		24,277		74,570		2,427		28,056		143,099		4,243
Others		—		4,310		6,011		90		6,890		9,162

Others:
SK Engineering & Construction Co., Ltd.		48,883		495		657		50,147		594		896
SK Networks Co., Ltd.		436		108,650		4,647		1,126		205,145		7,221
Innoace Co., Ltd.		3,981		427		59		4,646		1,116		110
SK Telesys Co., Ltd.		53,123		1,378		136		66,805		1,536		190
Others		270		1,739		677		288		3,232		1,067

Total	~~W~~	135,122	~~W~~	265,040	~~W~~	23,834	~~W~~	156,892	~~W~~	495,255	~~W~~	37,184

b-(2) Account balances

	As of June 30, 2006
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Parent Company:
SK Corporation.	~~W~~	2,693	~~W~~	—	~~W~~	—	~~W~~	291	~~W~~	6,794	~~W~~	6,174

Subsidiaries:
SK Communications Co., Ltd.		401		—		—		—		10,163		3,681
SK Wyverns Baseball Club Co., Ltd.		236		575		4,706		—		—		—
Global Credit & Information Co., Ltd.		34		—		—		—		6,033		—
PAXNet Co., Ltd.		114		—		—		—		794		—
SK Telink Co., Ltd.		1,260		—		—		—		1,763		826

Equity Method Investees:
WiderThan Co., Ltd.		—		—		—		—		8,430		—
SK C&C Co., Ltd.		148		—		—		—		45,318		346
Helio, LLC.		12,921		—		—		—		—		—
Others		5,589		—		—		—		5,463		3,183

Others:
SK Engineering & Construction Co., Ltd.		156		—		—		—		1,062		942
SK Networks Co., Ltd.		627		—		—		113		34,895		2,967
Innoace Co., Ltd.		—		—		—		—		3,319		2,291
SK Telesys Co., Ltd.		9		—		—		—		40,126		—
Others		472		—		—		900		802		—

Total	~~W~~	24, 660	~~W~~	575	~~W~~	4,706	~~W~~	1,304	~~W~~	164,962	~~W~~	20,410

	As of December 31, 2005
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Parent Company:
SK Corporation	~~W~~	1,643	~~W~~	—	~~W~~	—	~~W~~	1,307	~~W~~	6,767	~~W~~	6,174

Subsidiaries:
SK Communications Co., Ltd.		195		—		—		—		5,891		3,681
SK Wyverns Baseball Club Co., Ltd.		527		1,150		4,706		—		—		—
Global Credit & Information Co., Ltd.		70		—		—		—		6,533		—
PAXNet Co., Ltd.		401		—		—		—		2,077		—
SK Telink Co., Ltd.		436		—		—		—		1,179		514
Others		2		—		—		—		2,755		70

Equity Method Investees:
WiderThan Co., Ltd.		4		—		—		—		17,398		—
SK C&C Co., Ltd.		91		—		—		—		174,884		346
Helio, LLC.		11,914		—		—		—		—		—
Others		6,048		—		—		—		4,154		3,062

Others:
SK Engineering & Construction Co., Ltd.		97		—		—		—		21,326		942
SK Networks Co., Ltd.		1,760		—		—		113		20,465		2,700
Innoace Co., Ltd.		—		—		—		—		6,100		2,138
SK Telesys Co., Ltd.		3		—		—		—		65,496		—
Others		223		—		—		900		7,495		—

Total	~~W~~	23,414	~~W~~	1,150	~~W~~	4,706	~~W~~	2,320	~~W~~	342,520	~~W~~	19,627

c. Compensation for the key management

	For the three months ended						For the six months ended
	June 30, 2006						June 30, 2006
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total
Registered directors (including eight outside directors)	~~W~~	542	~~W~~	136	~~W~~	678	~~W~~	3,180	~~W~~	662	~~W~~	3,842

In addition, on March 8, 2002, the Company granted stock options to its nine key members of the management, representing 15,110 shares at an exercise price of ~~W~~267,000 per share. The stock options fully vested after three years from the date of grant and are exercisable for two years upon vesting. Upon exercise of stock options, the Company will issue its common stock or deliver treasury stock. In May 2006, stock options representing 1,000 shares were forfeited due to the resignation of one outside director.
21. PROVISION FOR MILEAGE POINTS
The Company, for its marketing purposes, grants certain mileage points (“Rainbow Points”) to its subscribers based on their usage of the Company’s services. Rainbow Points provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision was recorded as accrued expenses and details of change in the provisions for such mileage points for the six months ended June 30, 2006 and 2005 are as follows (In millions of Korean won):

	June 30, 2006		June 30, 2005
	(Note a)		(Note a)
Beginning balance	~~W~~	52,172	~~W~~	61,596
Increase		5,606		5,159
Decrease		(6,093)		(8,816)

Ending balance	~~W~~	51,685	~~W~~	57,939

(Note a)	Beginning and ending balances for the six months ended June 30, 2006 are discounted value in accordance with SKAS No. 17 and beginning and ending balances for the six months ended June 30, 2005 are stated at their nominal values.
Rainbow Points expire after 5 years; thus, all unused points are expired on their fifth anniversary.
The expected year when unused Rainbow Points as of June 30, 2006 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

Expected year	Estimated amount to be paid
Of the usage (Note b)	In nominal value (Note b)		Current value (Note b)
Within June 2007	~~W~~	26,314	~~W~~	25,013
Within June 2008		15,739		14,222
Within June 2009		8,384		7,201
Within June 2010		4,328		3,534
Within June 2011		2,210		1,715

Ending balance	~~W~~	56,975	~~W~~	51,685

(Note b)	The above expected year of the usage and the current value of the estimated amount to be paid are estimated based on the historical usage experience.
     22. DERIVATIVE INSTRUMENTS
a. Currency swap

The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of June 30, 2006, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~26,505 million (excluding tax effect totaling ~~W~~10,053 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~56,322 million) was accounted for as a capital adjustment.
In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds with face amounts of US$329,450,000 issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, loss on valuation of currency swap of ~~W~~9,125 million for the six months ended June 30, 2006 and gains on valuation of currency swap of ~~W~~2,645 million for the six months ended June 30, 2005 were charged to current operations.
b. Interest rate swap
The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling ~~W~~200,000 million indebted on June 29, 2006. As of June 30, 2006, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~582 million (excluding tax effect totaling ~~W~~220 million) was accounted for as a capital adjustment.
As of June 30, 2006, fair values of above derivatives are recorded in long-term liabilities and details of derivative instruments as of June 30, 2006 are as follows (In thousands of U.S. dollars and millions of Korean won):

					Fair value
					Designated
		Face		Duration	as cash		Not
Type	Hedged item	Amount		of contract	flow hedge		designated		Total
Fix-to-fixed cross	Unguaranteed U.S. dollar			March 23, 2004
currency swap	denominated bonds	US$	300,000	~ April 1, 2011	~~W~~	92,880	~~W~~	—	~~W~~	92,880
Fix-to-fixed cross	Unguaranteed U.S. dollar			May 27, 2004
currency swap	denominated convertible bond	US$	100,000	~ May 27, 2009		—		22,369		22,369

						92,880		22,369		115,249

Floating-to-fixed	Long-term floating rate			June 29, 2006
Interest rate swap	discounted bill	~~W~~	200,000	~ June 29, 2010		802		—		802

					~~W~~	93,682	~~W~~	22,369	~~W~~	116,051

23. COMMITMENTS
In accordance with the resolution of the Company’s board of directors dated January 26, 2005, the Company and EarthLink, Inc., an internet service provider in the United States of America, agreed to establish ‘Helio, LLC.’, a joint venture company, in the United States of America in February 2005 in order to provide wireless telecommunication service across the United States of America. The Company, via SK Telecom USA Holdings, Inc., its wholly-owned subsidiary in the United States of America, has invested US$161.5 million from 2005 through June 30, 2006 and will additionally invest US$58.5 million through 2007 for a 50% equity interest in the joint venture company. Helio, LLC. launched cellular voice and data services extensively across the United States of America in May 2006 by renting networks from network operators throughout the United States of America also known as partial mobile virtual network operator (MVNO) system.
24. STATEMENTS OF CASH FLOWS
The statements of cash flows are prepared using the indirect method and significant non-cash transactions for the three months and six months ended June 30, 2006 are as follows (In millions of Korean won):

	For the three months		For the six months
	ended June 30, 2006		ended June 30, 2006
Conversion of convertible bonds	~~W~~	21,575	~~W~~	21,575
There was no significant non-cash transaction for the three months and six months ended June 30, 2005.
25. SUBSEQUENT EVENTS
a. Retirement of treasury stock
The board of directors of the Company resolved to acquire and retire 491,000 shares of the treasury stock. Upon the retirement of such treasury stock, the related purchases price will be recorded in the Company’s retained earnings. The Company is scheduled to purchase the treasury stock from August 1, 2006 to October 31, 2006 and the daily order limit to purchase treasury stocks is 49,100 shares in accordance with the Act of Issuance and Public Announcement of the Securities No. 106.
b. Interim dividend
On July 28, 2006, the board of directors of the Company resolved to pay interim cash dividends of ~~W~~1,000 per share totaling ~~W~~73,714 million. The ex-dividend date was June 30, 2006 and the interim dividends are expected to be paid within twenty days after the date of the board of directors’ resolution.
c. Acquisition of equity interest in IHQ, Inc.
The Company acquired additional 5,000,000 shares of IHQ, Inc.’s common stock by exercising its stock options at the exercise price of ~~W~~5,740.49 per share on July 3, 2006 in order to strengthen the Company’s communication service and platform business. As a result, the Company’s ownership in IHQ, Inc. increased from 21.3% to 34.6% and the Company become the largest stockholder of IHQ, Inc.
d. Acquisition of convertible bonds issued by China Unicom Limited
The Company acquired convertible bonds (with principal amount of US$1 trillion) issued by China Unicom for ~~W~~955,119 million (US$1 trillion) on July 5, 2006 in order to build a foundation to penetrate the telecommunication market in China through the business cooperation of China Unicom. The conversion right can be exercised during the period from July 5, 2007 to June 28, 2009 and if all conversion rights are exercised, the Company would acquire 899,745,075 shares of China Unicom and the Company’s ownership in China Unicom would be 6.67%.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
(Registrant)

By: /s/ Hyun Jong Song

(Signature)
Name: Title:	Hyun Jong Song Vice President
Date: September 25 , 2006